Filed Pursuant to Rule 424(b)(3)
Registration No. 333-194213

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus relate to an effective registration statement filed with the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Subject to Completion, dated April 23, 2014

PROSPECTUS SUPPLEMENT

(To Prospectus dated March 27, 2014)

SunCoke Energy Partners, L.P.

2,800,000 Common Units

Representing Limited Partner Interests

We are selling 2,800,000 common units representing limited partner interests in SunCoke Energy Partners, L.P. Our common units are listed on the New York Stock Exchange under the symbol “SXCP.” The last reported sales price of our common units on the New York Stock Exchange on April 22, 2014 was $29.13 per common unit.

Investing in our common units involves risk. See “Risk Factors” on page S-19 of this prospectus supplement and on page 2 of the accompanying prospectus.

	Per Common Unit	Total
Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to SunCoke Energy Partners, L.P. (before expenses)	$	$

(1) Excludes a structuring fee of $850,000 payable to Barclays Capital Inc. Please read “Underwriting,” starting on page S-25 of this prospectus supplement, for additional information regarding underwriter compensation.

We have granted the underwriters a 30-day option to purchase up to an additional 420,000 common units from us on the same terms and conditions as set forth above if the underwriters sell more than 2,800,000 common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units to purchasers on or about April     , 2014.

Joint Book-Running Manager

Barclays	BofA Merrill Lynch	Citigroup
Wells Fargo Securities	Goldman, Sachs & Co.	J.P. Morgan

Co-Manager

RBC Capital Markets

Prospectus Supplement dated                 , 2014

Prospectus Supplement

Prospectus

S-i

NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common units. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. If the information about the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus supplement, the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus supplement or the accompanying prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in this prospectus supplement, the accompanying prospectus or in any other subsequently filed document that is also incorporated by reference into this prospectus supplement or the accompanying prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus. Please read “Where You Can Find More Information” on page S-32 of this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and any free writing prospectus prepared by us. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the common units, and seeking offers to buy the common units, only in jurisdictions where offers and sales are permitted. This prospectus supplement and the accompanying prospectus are not an offer to sell or a solicitation of an offer to buy our common units in any jurisdiction where such offer or sale would be unlawful. You should not assume that the information included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates shown in these documents or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates.

You should review carefully all of the detailed information appearing in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference before making any investment decision. None of SunCoke Energy Partners, L.P., the underwriters or any of their respective representatives is making any representation to you regarding the legality of an investment in our common units by you under applicable laws. You should consult with your own advisors as to legal, tax, business, financial and related aspects of an investment in our common units.

S-ii

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all of the information that you should consider before making an investment decision. You should read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference for a more complete understanding of this offering. Please read “Risk Factors” on page S-19 of this prospectus supplement and page 2 of the accompanying prospectus for more information about important risks that you should consider before buying our common units. Unless the context otherwise indicates, the information included in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional common units.

As used in this prospectus supplement, and unless the context otherwise requires, references in this prospectus supplement to “the Predecessor,” “we,” “our,” “us,” or like terms, when used in reference to the period prior to our initial public offering (i.e., periods prior to January 24, 2013), refer to 100% of the cokemaking operations and related assets of SunCoke Energy, Inc.’s Haverhill Coke Company LLC facility located in Franklin Furnace, Ohio, and Middletown Coke Company, LLC facility located in Middletown, Ohio. References to “the Partnership,” “we,” “our,” “us,” or like terms, when used in reference to the period on or after our initial public offering (i.e., on or after January 24, 2013), refer to SunCoke Energy Partners, L.P. and its subsidiaries, which hold a 65% ownership interest in each of Haverhill Coke Company LLC and Middletown Coke Company, LLC. References to “our general partner” refer to SunCoke Energy Partners GP LLC. References to “SunCoke” refer to our sponsor, SunCoke Energy, Inc. We refer to Sun Coal & Coke LLC, a wholly owned subsidiary of SunCoke, as “Sun Coal & Coke.” We refer to Haverhill Coke Company LLC and Middletown Coke Company, LLC and their respective wholly owned subsidiaries as our “operating subsidiaries.” We are managed by our general partner, the executive officers of which are employees of SunCoke. Unless the context requires otherwise, references in this prospectus supplement to “our employees” refer to employees of SunCoke and references to “our officers” and “our directors” refer to the officers and directors of our general partner.

Our Company

Our primary business is manufacturing coke, a principal raw material used in the blast furnace production of steel. We are a Delaware master limited partnership formed by SunCoke in July 2012. On January 24, 2013, we completed the initial public offering of our common units representing limited partner interests, which we refer to as our IPO. Our common units are listed for trading on the New York Stock Exchange, or NYSE, under the symbol “SXCP.” SunCoke, through its Sun Coal & Coke subsidiary, owns a 55.9% limited partnership interest in us and all of our incentive distribution rights, and indirectly owns and controls our general partner, which holds a 2.0% general partner interest in us. Our principal executive offices are located at 1011 Warrenville Road, Suite 600, Lisle, Illinois 60532, and our telephone number is 630-824-1000.

We currently report our business results through two segments, consisting of our Domestic Coke operations and our Coal Logistics business:

•

Domestic Coke: In connection with our IPO, we acquired from SunCoke, a 65% interest in each of Haverhill Coke Company LLC, or Haverhill, located in Franklin Furnace, Ohio, and Middletown Coke Company, LLC, or Middletown, located in Middletown, Ohio, and the cokemaking facilities and related assets held by each. SunCoke currently owns the remaining 35% interest in each of Haverhill and Middletown. Haverhill and Middletown have a combined 300 cokemaking ovens with an aggregate capacity of approximately 1.7 million tons per year and an average age of six years. We currently operate at full capacity and expect to sell an aggregate of approximately 1.7 million tons of coke per year to two primary customers: AK Steel Corporation, or AK Steel, and ArcelorMittal USA, Inc., or

ArcelorMittal. All of our coke sales are made pursuant to long-term take-or-pay agreements. These coke sales agreements have an average remaining term of approximately ten years and contain pass-through provisions for costs we incur in the cokemaking process, including coal costs (subject to meeting contractual coal-to-coke yields), operating and maintenance expenses, costs related to the transportation of coke to our customers, taxes (other than income taxes) and costs associated with changes in regulation. The first phase of our Haverhill facility, or Haverhill 1, includes a process steam plant that uses hot flue gas from the cokemaking process to produce low-pressure steam. The low-pressure steam is sold to a third-party pursuant to a steam supply and purchase agreement. Our Middletown facility and the second phase of our Haverhill facility, or Haverhill 2, include cogeneration plants that use the hot flue gas created by the cokemaking process to generate electricity. The electricity is sold either into the regional power market, or to AK Steel pursuant to energy sales agreements.

•

Coal Logistics: During 2013, we expanded our operations into coal handling and blending services through two acquisitions. On August 30, 2013, we completed our acquisition of Lakeshore Coal Handling Corporation, or Lake Terminal. Located in East Chicago, Indiana, Lake Terminal provides coal handling and blending services primarily to SunCoke’s Indiana Harbor cokemaking operations. On October 1, 2013, we acquired Kanawha River Terminals, or KRT. KRT is a leading metallurgical and thermal coal blending and handling terminal service provider with operations in West Virginia and Kentucky. As a result of these acquisitions, we now own and operate four coal handling terminals with the collective capacity to blend and transload more than 30 million tons of coal annually and to store 1.5 million tons. Coal is transported from the mine site in numerous ways, including rail, truck, barge or ship. Our coal terminals act as intermediaries between coal producers and coal end users by providing transloading, storage and blending services. We do not take possession of coal in our Coal Logistics business, but instead derive our revenue by providing coal handling and blending services to our customers on a per ton basis. Our coal blending and handling services are provided to steel, coke (including some of our and SunCoke’s domestic cokemaking facilities), electric utility and coal producing customers.

In our cokemaking business, we direct our marketing efforts principally towards steelmaking customers that require coke for use in their blast furnaces. Coke generally is produced by heating metallurgical coals in a refractory oven to approximately 2,000 degrees Fahrenheit, which releases volatile components from the coal, transforming it into coke. According to CRU, a leading publisher of industry market research, coke demand in the U.S. and Canada was an estimated 18.7 million tons in 2012. Approximately 97% of demand, or 18.2 million tons, was for blast furnace steelmaking operations and the remaining 3% was for foundry and other non-steelmaking operations. CRU expects annual blast furnace steelmaking coke demand in the U.S. and Canada to grow by one million tons, or 5% by 2017, driven by a recovery in steel demand over the same time period. According to CRU, there is approximately 14.4 million tons of captive cokemaking capacity in the U.S. and Canada. The average age of capacity at these captive facilities is 38 years old, with 24% of capacity coming from facilities over 40 years old. As these cokemaking facilities continue to age, they will require replacement, providing us with investment opportunities. In addition, we believe that we may have opportunities to acquire steelmakers’ captive facilities as well as merchant coke producers’ facilities.

Our cokemaking ovens utilize efficient and modern heat recovery technology designed to combust the coal’s volatile components liberated during the cokemaking process and use the resulting heat to create steam or electricity for sale. This differs from traditional byproduct cokemaking, which seeks to repurpose the coal’s liberated volatile components for other uses. The fundamental design features of our cokemaking ovens enable our technology to improve iron and steelmaking economics and enhance environmental performance. The Clean Air Act Amendments of 1990 specifically directed the EPA to evaluate our sponsor’s heat recovery coke oven technology as a basis for establishing Maximum Achievable Control Technology, or MACT, standards for new cokemaking facilities. In addition, each of the four cokemaking facilities built by SunCoke since 1990 (including Haverhill and Middletown) has either met or exceeded Best Available Control Technology, or BACT, or Lowest

Achievable Emission Rate, or LAER, standards, as applicable, as determined by the EPA for cokemaking facilities. Any greenfield cokemaking facility constructed in the United States is required to satisfy these environmental standards, as applicable. Our sponsor believes that it has built the only greenfield cokemaking facilities constructed in the United States since these standards were adopted.

Our core business model is predicated upon providing steelmakers an alternative to investing capital in their own captive coke production facilities. We believe that the advanced heat recovery technology that we license from SunCoke has several advantages over the alternative by-product cokemaking process, including producing higher quality coke, using waste heat to generate steam or electricity for sale and reducing environmental impact.

In addition to our recent expansion of operations into coal handling and blending services, we currently are exploring opportunities for entry into the ferrous segments of the steel value chain, such as iron ore concentration and pelletizing and direct reduced iron production, or DRI. In 2013, we received a favorable IRS private letter ruling for the concentrating and pelletizing of iron ore, and we will continue to pursue opportunities for entry into the ferrous market in 2014. In iron ore concentrating, various crushing, grinding and enriching processes separate iron-bearing particles from waste material to produce a concentrate of specific iron content. In pelletizing, a thermal treatment process forms iron ore concentrate into pellets, which are then used in a blast furnace as part of the integrated steelmaking process. Iron ore pellets allow air to flow between the pellets, resulting in a more efficient blast furnace steelmaking process. The current capacity for both concentrating and pelletizing of iron ore in the U.S. and Canada is in excess of 230 million tons and we believe acquisitions of existing facilities could potentially provide an attractive avenue for growth.

DRI is an alternative method of ironmaking that has been developed to overcome some of the economic and operating challenges of conventional blast furnaces. DRI is predominantly used as a replacement for steel scrap or pig iron in the electric arc furnace steelmaking process. Currently, there is only one DRI operation in the U.S., but we believe demand for additional DRI capacity in the U.S. may grow by approximately 5 million tons, driven in part by the available supply of low cost natural gas as a reducing agent. We have requested an IRS private letter ruling for DRI and will pursue opportunities in the DRI market if we receive a favorable ruling.

For the year ended December 31, 2013, our total revenues, net income attributable to unitholders subsequent to our IPO and Adjusted EBITDA were $687.3 million, $58.6 million and $155.2 million, respectively. For the quarter ended March 31, 2014, our total revenues, net income attributable to unitholders and Adjusted EBITDA were $161.4 million, $13.2 million and $36.0 million, respectively. For the definition of Adjusted EBITDA and a presentation of net income calculated in accordance with generally accepted accounting principles, or GAAP, and a reconciliation to our Adjusted EBITDA, see “—Summary Historical and Pro Forma Financial and Operating Data.”

Recent Developments

First Quarter 2014 Results. On April 23, 2014, we issued a press release announcing our first quarter results for 2014 as set forth below:

	Three Months Ended March 31,		Increase/ (Decrease)
(in millions)	2014	2013
Revenues	$161.4	$184.9	$(23.5)
Operating Income	26.3	34.5	(8.2)
Adjusted EBITDA (1)	36.0	41.5	(5.5)
Adjusted EBITDA attributable to SXCP (1)(2)	23.6	30.1	(6.5)
Net Income attributable to SXCP/Predecessor (2)	13.2	15.3	(2.1)
Less: Predecessor net income prior to initial public offering on January 24, 2013	—	3.5	(3.5)
Net income attributable to SXCP subsequent to initial public offering	13.2	11.8	1.4

(1)	See definition of Adjusted EBITDA on page S-17 of this prospectus supplement. The following table reconciles net income to Adjusted EBITDA and Adjusted EBITDA attributable to SXCP:

	Three Months Ended March 31,
	2014	2013
Adjusted EBITDA attributable to SXCP	$23.6	$30.1
Add: Adjusted EBITDA attributable to noncontrolling interest	12.4	11.4

Adjusted EBITDA	$36.0	$41.5
Subtract:
Depreciation and amortization expense	9.7	7.6
Interest expense, net	2.9	6.7
Income tax expense	0.3	3.9
Sales discounts provided to customers due to sharing of nonconventional fuel tax credits	—	(0.6)

Net income	$23.1	$23.9

Adjusted EBITDA attributable to noncontrolling interest reflects net income attributable to noncontrolling interest adjusted for noncontrolling interest share of interest, taxes and depreciation.

(2)	Prior year results not comparable as they include 100% of the operating results of the Haverhill and Middletown facilities for the period prior to the closing of our IPO on January 24, 2013.

Revenues were $161.4 million in first quarter 2014, a decline of $23.5 million from same prior year period due to the pass-through of lower coal prices and lower coke sales volumes, partly offset by $11.7 million of revenue generated by our new Coal Logistics business. Operating income and Adjusted EBITDA fell $8.2 million and $5.5 million in first quarter 2014 to $26.3 million and $36.0 million, respectively, compared to strong prior year performance. These declines reflect the impact of severe winter weather, which drove lower coke yields and production in our cokemaking business which was partially offset by our new coal logistics business. The portion of Adjusted EBITDA attributable to the Partnership was $23.6 million in first quarter 2014.

First quarter 2014 net income attributable to the Partnership was $13.2 million. Other factors affecting the year-over-year comparison of net income include the decline in operating income described above, partly offset by lower financing costs versus prior year, which included expenses related to the early pay down of a term loan and fees associated with the issuance of new debt.

First Quarter Segment Information:

•	Domestic Coke

Our Domestic Coke segment consists of our current 65% ownership interest in the Haverhill and Middletown facilities. Severe winter weather drove lower yields and production primarily at our Haverhill facility, contributing to coke sales volumes falling 35,000 tons to 413,000 tons and Adjusted EBITDA declining to $35.3 million in first quarter 2014. Prior year performance benefited from exceptionally strong coal-to-coke yields.

•	Coal Logistics

Our Coal Logistics segment was formed as a result of our acquisitions of Lake Terminal in third quarter 2013 and KRT in fourth quarter 2013. Coal Logistics handled 4.4 million tons of coal, contributing $2.1 million to Adjusted EBITDA. This lower than expected Adjusted EBITDA performance reflects higher costs and lower volumes due to weather impact.

•	Corporate and Other

Corporate and other costs were $1.4 million in first quarter 2014. Prior to the formation of our Coal Logistics segment in third quarter 2013, corporate costs were included in the Domestic Coke segment results.

Contribution Agreement. On April 23, 2014, Sun Coal & Coke entered into a contribution agreement with us, pursuant to which we agreed to acquire an additional 33% membership interest in each of Haverhill Coke Company LLC and Middletown Coke Company, LLC from Sun Coal & Coke, for a total consideration of $365.0 million. The cash portion of this consideration will be approximately $10.4 million, to be paid to SunCoal & Coke. However, we expect to retain $7.0 million of this cash consideration to prefund SunCoke’s obligation to indemnify us for the anticipated cost of an ongoing environmental remediation project at Haverhill. In addition, we intend to issue $80.0 million of common units to SunCoal & Coke and $3.3 million of general partner interests to Sun Coke Energy GP LLC to maintain its 2% general partner interest. The remainder of the consideration will consist of our assumption and repayment of approximately $271.3 million of outstanding SunCoke debt. We expect to fund the debt assumption and repayment and cash portions of the consideration with approximately $78.3 million of net proceeds (net of underwriting fees) from the sale of common units to the public by us in this offering (or approximately $90.0 million, if the underwriters exercise their option to purchase additional common units in full) and $260.0 million of gross proceeds from the incurrence of debt.

We also intend to repay approximately $40.0 million outstanding on our revolving credit facility, and do not expect to have any borrowings outstanding under our existing revolving credit facility at the completion of this offering, other than as may be necessary to satisfy ordinary working capital requirements. We expect to close our acquisition of the Haverhill and Middletown interests in May 2014, subject to customary closing conditions. This acquisition is expected to be immediately accretive, increasing distributable cash flow per limited partner unit by 7% to 8%. The terms of the contribution agreement, and the acquisition of the interests in Haverhill and Middletown, have been approved by the conflicts committee of our general partner’s board of directors, which committee consists entirely of independent directors, and by the entire board of directors of our general partner.

First Quarter 2014 Cash Distribution. On April 21, 2014, the board of directors of our general partner declared a quarterly cash distribution of $0.50 per unit on all outstanding common and subordinated units, or $2.00 per unit on an annualized basis, for the quarter ended March 31, 2014. The cash distribution is payable on May 30, 2014 to unitholders of record at the close of business on May 15, 2014. This distribution represents a 5.3% increase over the distribution paid for the quarter ended December 31, 2013. We currently anticipate increasing the quarterly cash distribution payable in August 2014, for the quarter ending June 30, 2014, by 3.0% to $0.515 per unit on common and subordinated units then outstanding, subject to Board approval and other contingencies.

Business Strategies

Our principal business objective is to increase the quarterly cash distributions that we pay to our unitholders over time while maintaining the ongoing stability of our business. We expect to achieve this objective through the following strategies:

•

Maintain our focus on operational excellence. We believe operational excellence is the foundation of our ongoing success. Operating our facilities reliably and at low cost while consistently delivering high quality coke and coal handling services is critical to maintaining the satisfaction of our existing customers and our ability to secure new customers and projects. We have instituted standardized processes, procedures and management systems to drive the reliable, cost-efficient, safe and environmentally compliant operation of our facilities.

•

Capitalize on organic growth opportunities. We seek to grow our business organically through leveraging our existing asset footprint and strategic relationships with our customers. Our near term focus for organic growth is to increase volumes at our Coal Logistics facilities, capitalizing on the strategic location and capabilities of our terminals and the additional capacity available within our system. Longer term, SunCoke currently is permitting a new cokemaking facility in Kentucky, and we have the preferential right to purchase the new facility from SunCoke if it is constructed.

•

Grow our business through strategic and accretive asset acquisitions from third parties and SunCoke. We plan to pursue accretive acquisitions from SunCoke and third parties of cokemaking, coal logistics and ferrous processing assets that are complementary to our existing operations, provide attractive potential returns and potentially diversify our customer base. SunCoke recently announced its intention to drop down all of its remaining domestic cokemaking assets to us over time. We believe that this dropdown plan can support annual growth in our per unit cash distributions of at least 8% to 10% through 2016. We believe acquisitions of third-party assets across the cokemaking, Coal Logistics and ferrous processing space have the potential to support additional annual growth in our per unit cash distribution.

•

Focus on fee-based businesses with stable margins, volumes and cash flow. A key component of our business model is our contracting strategy, which seeks to secure a significant portion of our cash flows under long-term, take-or-pay contracts that pass-through commodity price risk to our customers. All of our existing cokemaking assets and Lake Terminal in our Coal Logistics business segment have contracts of this nature. As we add new cokemaking capacity or potentially DRI production, we will pursue similar long-term contracts. In areas of our business where we do not have long-term contracts for the majority of our volumes, such as KRT in our Coal Logistics segment, we target assets that are strategically positioned with unique capabilities and not subject to commodity price risk. Consequently, we expect to generate stable margins and cash flow from these businesses over time.

•

Maintain financial flexibility. Our growth strategies may require significant capital investment. We plan to pursue a disciplined financial policy and maintain a conservative capital structure to allow us to execute on our identified growth strategies even in challenging market environments.

Competitive Strengths

We believe the following competitive strengths position us to successfully execute our principal business objective:

•

Long-term take-or-pay agreements with leading steelmakers containing cost pass-through features. We sell substantially all of our coke pursuant to long-term coke sales agreements with AK Steel and ArcelorMittal, which are two of the largest blast furnace steelmakers in North America. These coke sales agreements have an average remaining term of approximately ten years and contain take-or-pay provisions. Our coke sales agreements effectively provide for the pass-through of coal procurement costs, subject to meeting contractual coal-to-coke yields, operating and maintenance costs, costs related to the transportation of coke to our customers, taxes (other than income taxes) and costs associated with changes in regulation. In addition, SunCoke has agreed, for a five-year period following the closing of our initial public offering, to purchase all of our coke production not taken by our customers in the event of a customer’s default or exercise of certain termination rights, under the same terms as those currently provided for in the coke sales agreements with our customers.

•

Modern facilities with long remaining lives. Our cokemaking facilities commenced operations in 2005 (Haverhill 1), 2008 (Haverhill 2) and 2011 (Middletown). Our facilities were designed for a minimum 30-year life and, consequently, have an average expected remaining life of at least 24 years. In addition, we expect our facilities will require only nominal ongoing capital expenditures to maintain reliable operations over time.

•

Strong sponsor with proven technology and operational expertise. Our cokemaking technology has been developed for over 50 years through SunCoke’s operational experience and research and development efforts. As a result, we believe that we possess the most advanced cokemaking technology in the industry.

•

Preferential rights to growth opportunities. SunCoke has agreed to provide us preferential rights with respect to growth projects and acquisition opportunities in the U.S. and Canada. If SunCoke chooses to divest any of its existing cokemaking facilities or to purchase other existing cokemaking facilities, we also have a right of first offer for those facilities. We believe there is an opportunity to continue to develop new cokemaking facilities as a result of aging existing cokemaking capacity, tightening environmental standards and the continued reliance on imported coke in the U.S. and Canada. During 2013, SunCoke made substantial progress on permitting its next potential U.S. facility in Kentucky and expects to receive permits during the first half of 2014. SunCoke anticipates that the new facility could have up to 120 ovens and 660,000 tons of cokemaking capacity and also would generate steam or electricity for sale. The new facility could serve multiple customers under long-term contracts and may have a portion of its capacity reserved for coke sales in the spot market. SunCoke’s ability to construct the new facility and to enter into new commercial arrangements is dependent upon market conditions in the steel industry. If SunCoke proceeds with development of the new facility, we will have the option to purchase SunCoke’s interest in this facility upon completion of construction.

•

Highly experienced management team. We believe that our senior management team’s knowledge in coal and steel related industries, average of 28 years of experience in major manufacturing operations and experience in developing large fixed asset projects provide a strong leadership foundation for our future growth.

SunCoke

SunCoke is the largest independent producer of coke in the Americas, as measured by tons of coke produced each year, and we believe that SunCoke is the technological leader in the cokemaking process with 50 years of coke production experience. SunCoke designed, developed and built, and currently owns and operates, five cokemaking facilities in the United States (including Haverhill and Middletown) and designed and operates one cokemaking facility in Brazil. SunCoke has constructed the only greenfield cokemaking facilities in the United States in the last 25 years and is the only North American coke producer that utilizes heat recovery technology in the cokemaking process. Following the closing of this offering, SunCoke will convey to us an additional 33% interest in each of the entities that own the Haverhill and Middletown facilities, which will result in us owning a 98% interest in each of these entities. In addition to its cokemaking operations, SunCoke owns and operates coal mining operations in Virginia and West Virginia, which sold approximately 1.7 million tons of metallurgical coal in 2013.

Incorporated in Delaware in 2010 and headquartered in Lisle, Illinois, SunCoke became a publicly traded company in 2011, and completed its two-step separation from Sunoco, Inc. in 2012. SunCoke’s stock is listed on the NYSE under the symbol “SXC.”

After this offering, SunCoke will own 23.1% of our common units (22.7% if the underwriters exercise their option to purchase additional common units in full), all of our subordinated units, all of our incentive distribution rights and our general partner. SunCoke appoints all of our directors and officers and manages our day-to-day operations. We reimburse SunCoke for the costs it and its affiliates incur on our behalf.

Emerging Growth Company Status

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we are an emerging growth company, unlike other public companies, we will not be required to:

•

provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

•	comply with certain new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB;

•	comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise;

•	provide certain disclosure regarding executive compensation required of larger public companies; or

•	obtain unitholder approval of any golden parachute payments not previously approved.

We will cease to be an emerging growth company upon the earliest of:

•	when we have $1.0 billion or more in annual revenues;

•	when we have at least $700 million in market value of our common units held by non-affiliates;

•	when we issue more than $1.0 billion of non-convertible debt over a three-year period; or

•	the last day of the fiscal year following the fifth anniversary of our IPO.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have “opted out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Organizational Structure

The following is a simplified diagram of our ownership structure, after giving effect to this offering and the related transactions, but before any exercise of the underwriters’ option to purchase additional common units.

Ownership of SunCoke Energy Partners, L.P.	Percentage Interest
Public Common Units	43.3%
Sun Coal & Coke Common Units	13.0%
Sun Coal & Coke Subordinated Units	41.7%
SunCoke Energy Partners GP LLC General Partner Interest	2.0%

Total	100.0%

The Offering

Common units offered by us to the public	2,800,000 common units.

3,220,000 common units, if the underwriters exercise their option to purchase an additional 420,000 common units.

Units outstanding before this offering	15,713,822 common units.

Units outstanding after this offering	18,513,822 common units (18,933,822 common units, if the underwriters exercise their option to purchase additional common units in full).

Use of proceeds	We expect to receive net proceeds from this offering of approximately $78.3 million (net of underwriting fees), or approximately $90.0 million if the underwriters exercise their option to purchase additional common units in full, in each case including our general partner’s proportionate capital contribution and after deducting the underwriting discount and estimated offering expenses payable by us. We also expect to receive gross proceeds of approximately $260.0 million from the incurrence of debt.

We intend to use approximately $271.3 million of the proceeds to fund our assumption and repayment of certain outstanding SunCoke debt.

We also intend to use approximately $10.4 million of such proceeds to fund the cash consideration to be paid in connection with our acquisition from Sun Coal & Coke of an additional 33% membership interest in each of Haverhill and Middletown, of which $7.0 million of this cash consideration will be retained to prefund SunCoke’s obligation to indemnify us for the anticipated cost of an ongoing environmental remediation project at Haverhill.

Additionally, we intend to repay approximately $40.0 million outstanding on our revolving credit facility, and do not expect to have any borrowings outstanding under our existing revolving credit facility at the completion of this offering, other than as may be necessary to satisfy ordinary working capital requirements.

The remaining proceeds will be retained to pay fees and for general partnership purposes.

This offering is not contingent upon the closing of the acquisition of the Haverhill and Middletown interests. If the acquisition does not close, we will use the net proceeds received by us in this offering and the related capital contribution to us by our general partner to repay all borrowings outstanding under our revolving credit facility and for general partnership purposes.

Affiliates of certain of the underwriters are lenders under our revolving credit facility or SunCoke’s term loan, or are holders of

SunCoke’s senior notes and, accordingly, will receive a portion of the proceeds from this offering in the form of repayment of the debt assumed by us. Please read “Use of Proceeds” and “Underwriting” in this prospectus supplement.

Cash distributions	We distribute available cash on or about the last day of each of February, May, August and November to the holders of record of our common and subordinated units on or about the 15th day of each such month. Available cash is generally all cash on hand, less reserves established by our general partner in its discretion. Our general partner has broad discretion to establish cash reserves that it determines are necessary or appropriate for the proper conduct of Partnership’s business. Our partnership agreement generally provides that we will make our distribution, if any, each quarter in the following manner:

•	first, 98.0% to the holders of common units and 2.0% to our general partner, until each common unit has received the minimum quarterly distribution of $0.4125 plus any arrearages from prior quarters;

•	second, 98.0% to the holders of subordinated units and 2.0% to our general partner, until each subordinated unit has received the minimum quarterly distribution of $0.4125; and

•	third, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unit has received a distribution of $0.4744.

To the extent that our quarterly cash distribution exceeds $0.4744 per common unit in any quarter, our general partner will receive, in addition to distributions on its 2.0% general partner interest, increasing percentages, up to 48.0%, of the cash we distribute in excess of that amount. The additional increasing distributions to our general partner are referred to herein as incentive distributions. In certain circumstances, our general partner has the right to reset the minimum quarterly distribution and the target distribution levels at which the incentive distributions receive increasing percentages of the cash we distribute to higher levels based on our cash distributions at the time of the exercise of this reset election. Please read “Our Cash Distribution Policy” in the accompanying prospectus.

On April 21, 2014, the board of directors of our general partner declared a cash distribution of $0.50 per unit on all outstanding common and subordinated units, or $2.00 per unit on an annualized basis, for the quarter ended March 31, 2014. The cash distribution is payable on May 30, 2014 to unitholders of record at the close of business on May 15, 2014.

Estimated ratio of taxable income to distributions

We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2016, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 30% of the cash distributed to you with respect to that period. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read “Material U.S. Federal Income Tax Consequences.” in the accompanying prospectus.

Issuance of additional securities	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read “The Partnership Agreement—Issuance of Additional Interests” in the accompanying prospectus.

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders have only limited voting rights on matters affecting our business. Our unitholders have no right to appoint our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Please read “The Partnership Agreement—Voting Rights” in the accompanying prospectus.

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all the remaining common units at a price equal to the greater of: (1) the average daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed; and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Please read “The Partnership Agreement—Limited Call Right” in the accompanying prospectus.

Material federal income tax consequences	For a discussion of certain material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Tax Considerations” in this prospectus supplement and “Material U.S. Federal Income Tax Considerations” in the accompanying prospectus.

Exchange listing	Our common units are listed for trading on the NYSE under the symbol “SXCP.”

Risk factors	An investment in our common units involves risks. You should read “Risk Factors” on page S-19 of this prospectus supplement and on page 2 of the accompanying prospectus and found in the documents incorporated herein by reference, as well as the other cautionary statements throughout this prospectus supplement, to ensure you understand the risks associated with an investment in our common units.

Summary Historical and Pro Forma Financial and Operating Data

The following table sets forth certain of our summary condensed consolidated historical and pro forma financial and operating data for the years ended December 31, 2013, 2012 and 2011. The summary financial data presented below are derived from our audited financial statements which are included in our Annual Report on Form 10-K for the year ended December 31, 2013. These summary financial and operating data should be read together with, and are qualified in their entirety by reference to, our historical financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are set forth in our Annual Report on Form 10-K for the year ended December 31, 2013. Our historical results should not be relied upon as an indicator of results that may be expected for any future period.

Following the closing of this offering and the acquisition of the interests in Haverhill and Middletown described under “Recent Developments—Contribution Agreement”, we will own a 98% interest in the entity that owns the Haverhill cokemaking facility and related assets and a 98% interest in the entity that owns the Middletown cokemaking facility and related assets. The unaudited pro forma Consolidated Financial Statements reflect the acquisition of an additional 33% interest in each of these entities. Our unaudited pro forma Consolidated Financial Statements show these entities as being consolidated and, as a result, our sponsor’s remaining 2% interest in each of these entities is reflected as a noncontrolling equity interest.

The unaudited pro forma condensed consolidated balance sheet data as of December 31, 2013 has been prepared as if we had acquired the additional 33% interest in each of Haverhill and Middletown on that date. The unaudited pro forma condensed consolidated statements of operations data for the year ended December 31, 2013 has been prepared as if the additional 33% interest in each of Haverhill and Middletown were acquired on January 1, 2013. The unaudited pro forma condensed consolidated statements of income have been prepared based on the assumption that we will continue to be treated as a partnership for U.S. federal and state income tax purposes and therefore will not be subject to U.S. federal income taxes or state income taxes.

The pro forma adjustments reflected in the unaudited pro forma condensed consolidated statement of income are based upon currently available information and certain assumptions and estimates and therefore, the actual effects of these transactions will differ from the pro forma adjustments. However, our management considers the applied estimates and assumptions to provide a reasonable basis for the presentation of the significant effects of certain transactions that are expected to have a continuing impact on us. In addition, our management considers the pro forma adjustments to be factually supportable and to appropriately represent the expected impact of items that are directly attributable to our acquisition of the additional 33% interest in each of Haverhill and Middletown. The unaudited pro forma condensed statement of income is not necessarily indicative of the results that would have occurred if we had acquired such interests on the dates indicated nor are they indicative of our future operating results.

Our financial statements for periods prior to our IPO include the results of the Predecessor. These financial statements were prepared using SunCoke’s historical basis in the assets and liabilities of the Predecessor, and include all revenues, costs, assets and liabilities attributed to the Predecessor after the elimination of all intercompany accounts and transactions. Our consolidated financial statements for the period after our IPO pertain exclusively to the operations of the Partnership. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Items Impacting Comparability” in our Annual Report on Form 10-K for the year ended December 31, 2013. Our consolidated financial statements also include amounts allocated from SunCoke for corporate and other costs attributable to our operations. These allocated costs are for services provided to us by SunCoke. SunCoke centrally provides engineering, operations, procurement and information technology support to its facilities. In addition, allocated costs include legal, accounting, tax, treasury, insurance, employee benefit costs, communications and human resources.

The following table includes the non-GAAP financial measures, EBITDA, Adjusted EBITDA and Distributable Cash Flow, which we use to evaluate our operating performance. EBITDA, Adjusted EBITDA and Distributable Cash Flow do not represent and should not be considered as alternatives to net income as determined by GAAP, and our calculations thereof may not be comparable to those reported by other companies. We believe Adjusted EBITDA is an important measure of operating performance and provides useful information to investors because it highlights trends in our business that may not otherwise be apparent when relying solely on GAAP measures and because it eliminates items that have less bearing on our operating performance. Adjusted EBITDA, as presented herein, is a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. We use non-GAAP financial measures as supplements to our GAAP results in order to provide a more complete understanding of the factors and trends affecting our business. Adjusted EBITDA is a measure of operating performance that is not defined by GAAP and should not be considered a substitute for net income as determined in accordance with GAAP.

Distributable cash flow is a non-GAAP supplemental financial measure that management and external users of the Partnership’s financial statements, such as industry analysts, investors, lenders and rating agencies use to assess:

•	the Partnership’s operating performance as compared to other publicly traded partnerships, without regard to historical cost basis;

•	the ability of the Partnership’s assets to generate sufficient cash flow to make distributions to the Partnership’s unitholders;

•	the Partnership’s ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

The Partnership believes that distributable cash flow provides useful information to investors in assessing the Partnership’s financial condition and results of operations. Distributable cash flow should not be considered an alternative to net income, operating income, cash flows from operating activities, or any other measure of financial performance or liquidity presented in accordance with GAAP. Distributable cash flow has important limitations as an analytical tool because it excludes some, but not all, items that affect net income and net cash provided by operating activities and used in investing activities. Additionally, because distributable cash flow may be defined differently by other companies in the industry, the Partnership’s definition of distributable cash flow may not be comparable to similarly titled measures of other companies, thereby diminishing their utility.

For the definitions of EBITDA, Adjusted EBITDA and Distributable Cash Flow and reconciliations thereof to their most directly comparable financial measures calculated in accordance with GAAP, please see “—Non-GAAP Financial Measures” below.

	Historical			Pro Forma
	Years Ended December 31,			Year Ended December 31,
	2013	2012	2011	2013
		(Predecessor)	(Predecessor)
	(Dollars in millions, except per unit data)
Income Statement Data:
Revenues
Sales and other operating revenue	$687.3	$740.2	$449.8	$687.3

Cost and operating expenses
Cost of products sold and operating expenses	510.1	593.5	367.2	510.1
Selling, general and administrative expenses	21.4	22.0	25.7	21.4
Depreciation and amortization expense	33.0	33.2	18.6	33.0

Total costs and operating expenses	564.5	648.7	411.5	564.5

Operating income	122.8	91.5	38.3	122.8
Interest expense, net	15.4	10.3	4.7	32.8

Income before income tax expense	107.4	81.2	33.6	90.0
Income tax expense	4.5	24.4	2.8	4.5

Net income	$102.9	$56.8	$30.8	$85.5

Less: Net income attributable to noncontrolling interests	40.8			2.3

Net income attributable to SunCoke Energy Partners, L.P./Predecessor	62.1			83.2
Less: Predecessor net income prior to initial public offering on January 24, 2013	3.5			3.5

Net income attributable to SunCoke Energy Partners, L.P. subsequent to initial public offering	$58.6			$79.7

General partner’s interest in net income	$1.6			$3.2
Common unitholders’ interest in net income	$28.5			$43.9
Subordinated unitholders’ interest in net income	$28.5			$32.6
Net income per common unit (basic and diluted)	$1.81			$2.07
Net income per subordinated unit (basic and diluted)	$1.81			$2.07

Cash Flow Data:
Net cash provided by operating activities	$130.3	$95.8	$23.5
Net cash used in investing activities	$(154.8)	$(17.5)	$(175.7)
Net cash provided by (used in) financing activities	$70.8	$(78.3)	$152.2

Capital Expenditures:
Ongoing capital	14.2	13.0	6.3
Environmental remediation project	27.3	4.5	—
Expansion capital (1)	—	—	169.4

Total	$41.5	$17.5	$175.7

	Historical			Pro Forma
	Years Ended December 31,			Year Ended December 31,
	2013	2012	2011	2013
		(Predecessor)	(Predecessor)
	(Dollars in millions, except per unit and per ton data)

Balance Sheet Data (at period end):
Properties, plants and equipment, net	$871.1	$768.7	$783.8	$871.1
Total assets	$1,027.5	$885.5	$928.7	$1,049.9
Total debt	$189.7	$225.0	$225.0	$410.0
Total liabilities	$262.8	$283.8	$305.5	$483.1
Partners’ capital attributable to SunCoke Energy Partners, L.P./ parent net equity	$580.5	$601.7	$623.2	556.3

Adjusted EBITDA: (2)
Coke	$157.3	$127.4	$61.9	$157.3
Coal Logistics	4.7	—	—	4.7
Corporate and Other (3)	(6.8)	—	—	(6.8)

Total	$155.2	$127.4	$61.9	$155.2

Distributable Cash Flow (2)	$81.6			$107.1

Coke Operating Data:
Coke capacity utilization (%) (4)	108	107	102
Coke production volumes (thousands of tons) (5)	1,790	1,766	1,192
Coke sales volumes (thousands of tons) (6)	1,793	1,758	1,203
Coke Adjusted EBITDA per ton (7)	$87.73	$72.47	$51.45

Coal Logistics Operating Data:
Tons handled (thousands of tons)	3,785	—	—
Coal Logistics Adjusted EBITDA per ton handled (8)	$1.24	$—	$—

(1)	Excludes the acquisition of Lake Terminal and KRT.
(2)

EBITDA represents earnings before interest, taxes, depreciation and amortization. Our EBITDA for all periods presented reflects sales discounts included as a reduction in sales and other operating revenue in our Consolidated and Combined Statements of Income. These sales discounts represent the sharing with our customers of a portion of nonconventional fuel tax credits, which reduce our income tax expense. However, we believe that our Adjusted EBITDA would be inappropriately penalized if these discounts were treated as a reduction of EBITDA since they represent sharing of a tax benefit which is not included in EBITDA. Accordingly, in computing our Adjusted EBITDA, we have added back these sales discounts because the eligibility to generate these tax credits has expired. Therefore, our future results of operations will not reflect any of these sales discounts. Our Adjusted EBITDA also reflects the deduction of Adjusted EBITDA attributable to noncontrolling interests. As a result of these adjustments, our Adjusted EBITDA may not be comparable to EBITDA or similarly titled measures of other entities as other entities may not calculate EBITDA in the same manner as we do. Adjusted EBITDA does not represent and should not be considered an alternative to net income under GAAP.

Distributable cash flow equals Adjusted EBITDA less net cash paid for interest expense, on-going capital expenditures, accruals for replacement capital expenditures, and cash distributions to noncontrolling interests; plus amounts received under the omnibus agreement and acquisition expenses deemed to be expansion capital under our Partnership Agreement.

The following table (unaudited) reconciles net income to EBITDA and Adjusted EBITDA and Distributable Cash Flow:

	Historical			Pro Forma
	Years Ended December 31,			Year Ended December 31,
	2013	2012	2011	2013
		(Predecessor)	(Predecessor)
Net income	$102.9	$56.8	$30.8	$85.5
Add: Depreciation and amortization expense	33.0	33.2	18.6	33.0
Add: Interest expense, net	15.4	10.3	4.7	32.8
Add: Income tax expense	4.5	24.4	2.8	4.5

EBITDA	155.8	124.7	56.9	155.8
Add: Sales discounts provided to customers due to sharing of nonconventional fuel tax credits (9)	(0.6)	2.7	5.0	(0.6)

Adjusted EBITDA attributable to controlling and noncontrolling interests	155.2	127.4	61.9	155.2
Subtract: Adjusted EBITDA attributable to noncontrolling interests	51.7	—	—	3.0

Adjusted EBITDA attributable to Predecessor/ SunCoke Energy Partners, L.P.	$103.5	$127.4	$61.9	152.2
Less:
Ongoing capex	(9.1)			(13.7)
Replacement capex accrual	(3.7)			(5.6)
Cash interest accrual	(11.8)			(28.5)
Add:
Make whole payment	0.9			0.9
Payment to DTE Energy Corporation in connection with the Lake Terminal acquisition	1.8			1.8

Distributable Cash Flow	$81.6			$107.1

(3)

There were no corporate and other costs in 2012 and 2011 as these periods were prior to the formation the Partnership. The predecessor results reflect our combined carve-out financial statements, which include all expenses allocable to our business within the Domestic Coke segment.

(4)	Periods prior to 2012 exclude capacity utilization for Middletown, which commenced operations in October 2011.
(5)	Includes Middletown production volumes of approximately 617 thousand tons, 602 thousand tons and 68 thousand tons in 2013, 2012, and 2011, respectively.
(6)	Includes Middletown sales volumes of approximately 617 thousand tons, 597 thousand tons and 68 thousand tons in 2013, 2012, and 2011, respectively.
(7)	Adjusted EBITDA per ton is calculated as Adjusted EBITDA divided by total coke sales volumes.
(8)	Reflects Coal Logistics Adjusted EBITDA divided by Coal Logistics tons handled.
(9)

At December 31, 2012, we had $12.4 million in accrued sales discounts to be paid to a customer at our Haverhill facility. During the first quarter of 2013, we settled this obligation for $11.8 million which resulted in a gain of $0.6 million. This gain is recorded in sales and other operating revenue on our Combined and Consolidated Statement of Income.

RISK FACTORS

An investment in our common units involves risk. You should carefully read the risk factors included under the caption “Risk Factors” beginning on page 2 of the accompanying prospectus, as well as the risk factors included in Item 1A. “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2013, together with all of the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. If any of these risks were to occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In such case, the trading price of our common units could decline, and you could lose all or part of your investment. Please also read “Forward-Looking Statements” in this prospectus supplement.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $78.3 million (net of underwriting fees), or approximately $90.0 million if the underwriters exercise their option to purchase additional common units in full, in each case including our general partner’s proportionate capital contribution and after deducting the underwriting discount and estimated offering expenses payable by us. We also expect to receive gross proceeds of approximately $260.0 million from the incurrence of debt. In addition, we intend to issue approximately $80.0 million of common units to SunCoal & Coke and $3.3 million of general partner interests to Sun Coke Energy GP LLC to maintain its 2% general partner interest.

We intend to use approximately $271.3 million of the proceeds to fund our assumption and repayment of certain outstanding SunCoke debt, consisting of: (i) term loan debt bearing a floating rate of interest based on LIBOR plus 3.00% per annum and maturing in July 2018; and (ii) 7.625% senior notes due 2019. We also intend to use approximately $10.4 million of such proceeds to fund the cash consideration to be paid in connection with our acquisition from Sun Coal & Coke of an additional 33% membership interest in each of Haverhill and Middletown, of which $7.0 million of this cash consideration will be retained to prefund SunCoke’s obligation to indemnify us for the anticipated cost of an ongoing environmental remediation project at Haverhill.

We also intend to repay approximately $40.0 million outstanding on our revolving credit facility, and do not expect to have any borrowings outstanding under our existing revolving credit facility at the completion of this offering, other than as may be necessary to satisfy ordinary working capital requirements. Our revolving credit facility matures on January 24, 2018. The weighted average interest rate on borrowings outstanding under our credit facility as of April 22, 2014 was 2.15%. The proceeds of these borrowings were used to finance a portion of the purchase price for our Kanawha River Terminals acquisition.

The remaining proceeds will be retained to pay fees and for general partnership purposes.

This offering is not contingent upon the closing of the acquisition of the Haverhill and Middletown interests. If the acquisition does not close, we will use the net proceeds received by us in this offering and the related capital contribution to us by our general partner to repay all borrowings outstanding under our revolving credit facility and for general partnership purposes.

Affiliates of certain of the underwriters are lenders under our revolving credit facility or SunCoke’s term loan or are holders of SunCoke’s senior notes and, accordingly, will receive a portion of the proceeds from this offering in the form of repayment of the debt assumed by us. See “Underwriting—Relationships.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2013 on:

•	a historical basis; and

•

an as adjusted basis to reflect: (i) the sale to the public of common units offered by this prospectus supplement; (ii) the issuance of approximately $80.0 million of our common units to Sun Coal & Coke as partial consideration for the contribution by Sun Coal & Coke of an additional 33% membership interest in each of Haverhill and Middletown; (iii) the issuance of additional general partner interests to SunCoke Energy Partners GP as partial consideration for an additional 33% membership interest in each of Haverhill and Middletown; (iv) the repayment of approximately $40 million of currently outstanding indebtedness under our revolving credit facility; (v) our assumption and repayment of approximately $271.3 million of outstanding SunCoke debt; (vi) our incurrence of approximately $260.0 million of debt; and (vii) the application of net proceeds from this offering and the other related and substantially concurrent financing transactions described under “Summary—Proposed Related Financing Transactions” and “Use of Proceeds.”

The following table should be read together with our historical financial statements and the related notes thereto that are incorporated by reference into this prospectus supplement and the accompanying prospectus. The following table does not reflect any common units that may be sold to the underwriters upon exercise of their option to purchase additional common units.

	As of December 31, 2013
	Historical	Partnership as Adjusted
	(Dollars in millions)
Cash and cash equivalents	$46.3	$63.4

Debt:(1) ,(2)	189.7	410.0

Common units—public	240.8	240.1
Common units—parent	41.0	108.3
Subordinated units—parent	290.4	200.0
General partner interest—parent	8.3	7.9

Total net parent investment / partners’ capital attributable to SunCoke Energy Partners, L.P.	580.5	556.3
Noncontrolling interest in the partners’ capital of SunCoke Energy Partners, L.P	184.2	10.5

Total equity	764.7	566.8

Total capitalization	$954.4	$976.8

(1)	Includes $40 million of borrowings under our revolving credit facility outstanding as of December 31, 2013 that will be repaid with the proceeds of this offering.
(2)	Assumes new debt is issued at par.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

Our common units trade on the NYSE under the symbol “SXCP.” The last reported sales price of our common units on the NYSE on April 22, 2014 was $29.13. As of March 31, 2014, we had issued and outstanding 15,713,822 common units that were held by two holders of record, including common units held by Sun Coal & Coke. The number of holders of record does not include owners whose common units are held in “street name,” or in trust by other entities. The following table sets forth the intra-day high and low sales prices per common unit (as reported on the NYSE) since our initial public offering and the amount of the cash distributions we paid on each of our outstanding units for the periods indicated.

Quarter Ended	Price Ranges		Cash Distribution per Common Unit(1)
	High	Low
2014:
March 31, 2014	$32.02	$26.05	$0.50	(2)
2013:
December 31, 2013	$28.20	$23.69	$0.4750
September 30, 2013	25.00	21.44	0.4325
June 30, 2013	23.57	20.02	0.4225
March 31, 2013(3)	21.08	18.00	0.3071	(4)

(1)	Distributions are shown for the quarter with respect to which they were declared.
(2)

The cash distribution attributable to the first quarter of 2014 has not yet been paid. On April 21, 2014, our general partner’s board of directors declared a cash distribution to our unitholders of $0.50 per common unit, for the quarter ended March 31, 2014. This cash distribution is payable on May 30, 2014 to unitholders of record at the close of business on May 15, 2014.

(3)	From January 18, 2013, the day our common units began trading on the NYSE, through March 31, 2013.
(4)

In calculating this distribution, the minimum quarterly distribution per unit ($0.4125) was adjusted to reflect the period beginning on January 24, 2013, the closing date of our IPO, through March 31, 2013.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of an investment in us, and to file all tax returns that may be required of such unitholder. Prospective unitholders are strongly encouraged to consult with their own tax advisors about the federal, state, local and foreign tax consequences particular to their own circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of our common units, please read “Material U.S. Federal Income Tax Consequences” in the accompanying prospectus. Please also read “Item 1A. Risk Factors—Tax Risks” in our Annual Report on Form 10-K for the year ended December 31, 2013, for a discussion of the tax risks related to purchasing and owning our common units. In particular, ownership of our common units by tax-exempt entities, including employee benefit plans and IRAs, and non-U.S. investors raises issues unique to such persons. The relevant rules are complex, and the discussions herein and in the accompanying prospectus do not address tax considerations applicable to tax-exempt entities and non-U.S. investors, except as specifically set forth in the accompanying prospectus.

Partnership Status

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. In order to be treated as a partnership for federal income tax purposes, at least 90% of our gross income must be from specific qualifying sources. Further, if we were required to register under the Investment Company Act of 1940, we would be taxed as a corporation even if we met the qualifying income exception. For a more complete description of the qualifying income requirement and our status as a partnership for federal income tax purposes, please read “Material U.S. Federal Income Tax Consequences—Taxation of the Partnership—Partnership Status” in the accompanying base prospectus.

Current law also may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. From time to time, members of Congress propose and consider substantive changes to the existing U.S. federal income tax laws that affect publicly traded partnerships. We are unable to predict whether any such changes ultimately will be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. In addition, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity-level taxation through the implementation of state income, franchise or other forms of taxation. If any state were to impose a tax upon us as an entity, our cash available for distribution would be reduced. Any such change in existing laws could negatively impact the value of an investment in our common units.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

Estimated Ratio of Taxable Income to Distributions

We estimate that if you purchase common units in this offering and own them through the record date for distributions for the period ending December 31, 2016, then you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 30% or less of the cash distributed to you with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders may increase. Our estimate is based upon many assumptions regarding our business and operations, including assumptions as to our revenues, capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual ratio of allocable taxable income to distributions could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering could be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

•	revenues from operations exceeds estimates with respect to the period described above, yet we do not increase anticipated distributions with respect to such period; or

•

we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

UNDERWRITING

Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Wells Fargo Securities, LLC, Goldman, Sachs & Co. and J.P. Morgan Securities LLC and are acting as representatives of the underwriters named below and as joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to a Current Report on Form 8-K, each of the underwriters named below has severally agreed to purchase from us the number of common units shown opposite the underwriter’s name below:

Underwriters	Number of Common Units
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Citigroup Global Markets Inc.
Wells Fargo Securities, LLC
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
RBC Capital Markets, LLC

Total

The underwriting agreement provides that the underwriters’ obligation to purchase the common units included in this offering depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

•	the representations and warranties made by us and SunCoke to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we and SunCoke deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We will pay a structuring fee of $850,000 to Barclays Capital Inc. for the evaluation, analysis and structuring of this offering and related financing transactions.

The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $         per common unit. After the offering, the representatives may change the offering price and other selling terms. Sales of common units made outside of the United States may be made by affiliates of the underwriters.

We estimate that the expenses of this offering incurred by us will be approximately $0.8 million, excluding underwriting discounts and commissions and structuring fees.

Option to Purchase Additional Common Units

We have granted the underwriters an option, exercisable for 30 days after this prospectus supplement, to purchase, from time to time, in whole or in part, up to an aggregate of 420,000 additional common units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 2.8 million common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, our subsidiaries, our general partner and its affiliates, including SunCoke, and the directors and executive officers of our general partner have agreed that, without the prior written consent of Barclays Capital Inc., we and they will not, directly or indirectly (1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any of our common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units, other than certain permitted transfers and issuances and grants of options, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of the common units, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common units or other securities, in cash, or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of no more than 60 days after the date of this prospectus supplement.

These restrictions do not apply to, among other things:

•	the sale of common units pursuant to the underwriting agreement;

•	issuances of common units by us pursuant to any employee benefit plan in effect as of the date of the underwriting agreement;

•	the filing of one or more registration statements on Form S-8 relating to any employee benefit plan in effect as of the date of the underwriting agreement; and

•	the issuance by us of common units as consideration to sellers in connection with acquisitions of assets by us, provided that the recipient agrees to be bound by these restrictions.

Barclays Capital Inc., in its sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common units and other securities from lock-up agreements, Barclays Capital Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time. Barclays Capital Inc. has no present intent or arrangement to release any of the securities that would be subject to these lock-up agreements.

Indemnification

We and certain of our affiliates, including our general partner, have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus supplement and accompanying prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus supplement and accompanying prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus supplement and the accompanying prospectus, or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Listing on the NYSE

Our common units are listed on the NYSE under the symbol “SXCP.”

Stamp Taxes

If you purchase common units offered in this prospectus supplement and the accompanying prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement and the accompanying prospectus.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking, commercial banking and other services for us, our general partner and SunCoke, for which they received or will receive customary fees and expenses.

In particular, affiliates of Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Goldman, Sachs & Co., J.P. Morgan Securities LLC, and RBC Capital Markets, LLC are lenders under our revolving credit facility. Affiliates of certain of the underwriters also are lenders under SunCoke’s term loan or holders of SunCoke’s senior notes and, accordingly, will receive a portion of the proceeds from this offering in the form of repayment of the debt assumed by us.

Certain of the underwriters and their respective affiliates may, from time to time, enter into arms-length transactions with us in the ordinary course of their business. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities or instruments or the securities or instruments of our general partner or SunCoke. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Financial Industry Regulatory Authority, Inc.

Because the Financial Industry Regulatory Authority, Inc., or FINRA, views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2310 of the FINRA Conduct Rules, and no conflict of interest exists between us and the underwriters under Rule 5121. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant dealer or dealers nominated by the issuer for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in each relevant member state. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

United Kingdom

We may constitute a “collective investment scheme,” or CIS, as defined by Section 235 of the Financial Services and Markets Act 2000, or FSMA, that is not a “recognized collective investment scheme” for the purposes of FSMA, or CIS, and that has not been authorized or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus supplement is only being distributed in the United Kingdom to, and is only directed at:

(i)	if we are a CIS and are marketed by a person who is an authorized person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) (Exemptions) Order 2001, as amended, or the CIS Promotion Order, or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(ii)	otherwise, if marketed by a person who is not an authorized person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or Financial Promotion Order, or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(iii)	in both cases (i) and (ii) to any other person to whom it may otherwise lawfully be made (all such persons together being referred to as “relevant persons”).

The common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents. An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to us.

Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. The common units are not being offered to the public in Switzerland, and neither this prospectus nor any other offering materials relating to the common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006, or the CISA. Accordingly, the common units may not be offered to the public in or from Switzerland, and neither this prospectus nor any other offering materials relating to the common units may be made available through a public offering in or from Switzerland. The common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Germany

This prospectus supplement and the accompanying prospectus have not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner, and this document and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of our common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

The offering does not constitute an offer to sell or the solicitation or an offer to buy our common units in any circumstances in which such offer or solicitation is unlawful.

Netherlands

Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Hong Kong

Our common units may not be offered or sold in Hong Kong by means of this prospectus or any other document other than to (a) professional investors as defined in the Securities and Futures Ordinance of Hong Kong (Cap. 571, Laws of Hong Kong) (“SFO”) and any rules made under the SFO or (b) in other circumstances which do not result in this prospectus being deemed to be a “prospectus,” as defined in the Companies Ordinance of Hong Kong (Cap. 32, Laws of Hong Kong) (“CO”), or which do not constitute an offer to the public within the meaning of the CO or the SFO; and no person has issued or had in possession for the purposes of issue, or will issue or has in possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to our common units which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our common units which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors as defined in the SFO.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS

The validity of the common units offered hereby will be passed upon for us by Vinson & Elkins L.L.P., New York, New York. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.

EXPERTS

The combined and consolidated financial statements of SunCoke Energy Partners, L.P. at December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, incorporated in this Prospectus Supplement by reference from the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2013 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, which is incorporated herein by reference and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports with, and furnish other information to, the SEC. You may read and copy any document we file with, or furnish to, the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on its public reference room. Our SEC filings are also available at the SEC’s website at http://www.sec.gov. You also can obtain information about us at the offices of NYSE Euronext, 11 Wall Street, 5th Floor, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus supplement by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement. Information that we file later with the SEC will automatically update and may replace information in this prospectus supplement and information previously filed with the SEC. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished under Items 2.02 or 7.01 on any Current Report on Form 8-K) after the date of this prospectus supplement and until the termination of this offering:

•	Annual Report on Form 10-K (File No. 001-35782) for the year ended December 31, 2013, filed on February 28, 2014;

•	Current Reports on Forms 8-K (File No. 001-35782) filed on January 7, 2014; January 30, 2014; and

•	The description of our common units contained in our registration statement on Form 8-A (File No. 001-35782) filed on January 14, 2013.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s website at the address provided above. You may request a copy of any document incorporated by reference into this prospectus supplement (including exhibits to those documents specifically incorporated by reference in this document), at no cost, by visiting our website at http://www.SXCPartners.com, or by writing or calling us at the following address:

SunCoke Energy Partners, L.P.

1011 Warrenville Road, Suite 600

Lisle, Illinois 60532

Telephone: (630) 824-1907

Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus supplement shall be considered to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes that statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus, or any free writing prospectus we may authorize to be delivered to you. Neither we nor the underwriter have authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of each document.

The information contained on our website is not part of this prospectus supplement.

FORWARD-LOOKING STATEMENTS

Investors are cautioned that certain statements contained in this prospectus supplement are “forward-looking” statements. All of the statements, other than statements of historical fact, included or incorporated by reference in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference contain “forward-looking” statements. Such forward-looking statements are based on management’s beliefs and assumptions and on information currently available. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and may be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “will,” “should” or the negative of these terms or similar expressions. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update any forward-looking statement (or its associated cautionary language), whether as a result of new information or future events, after the date of this prospectus supplement, except as required by applicable law.

Although we believe these forward-looking statements to be reasonable, they are based upon a number of assumptions, any or all of which ultimately may prove to be inaccurate. These statements are subject to numerous assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Such risks and uncertainties include, without limitation:

•	changes in levels of production, production capacity, pricing and/or margins for coke;

•	variation in availability, quality and supply of metallurgical coal used in the cokemaking process, including as a result of non-performance by our suppliers;

•	changes in the marketplace that may affect our Coal Logistics business, including the supply and demand for thermal and metallurgical coals;

•	change in the marketplace that may affect our cokemaking business, including the supply and demand for our coke, as well as increased imports of coke from foreign producers;

•	competition from alternative steelmaking and other technologies that have the potential to reduce or eliminate the use of coke;

•	our dependence on, relationships with, and other conditions affecting, our customers;

•	severe financial hardship or bankruptcy of one or more of our major customers, or the occurrence of a customer default or other event affecting our ability to collect payments from our customers;

•	volatility and cyclical downturns the coal market in the carbon steel industry and other industries in which our customers operate;

•	our ability to enter into new, or renew existing, agreements upon favorable terms for the supply of coke to steel producers, or for the use of our coal logistics services;

•	our ability to identify acquisitions, execute them under favorable terms and integrate them into our existing business operations;

•	our ability to realize expected benefits from investments and acquisitions;

•

our ability to consummate investments under favorable terms, including with respect to existing cokemaking facilities, which may utilize by-product technology, in the U.S. and Canada, and integrate them into our existing businesses and have them perform at anticipated levels;

•	our ability to develop, design, permit, construct, start up or operate new cokemaking facilities in the U.S.;

•	our ability to successfully implement our growth strategy;

•

age of, and changes in the reliability, efficiency and capacity of the various equipment and operating facilities used in our cokemaking and/or coal logistics operations, and in the operations of our major customers, business partners and/or suppliers;

•	changes in the expected operating levels of our assets;

•	our ability to meet minimum volume requirements, coal-to-coke yield standards and coke quality standards in our coke sales agreements;

•	changes in the level of capital expenditures or operating expenses, including any changes in the level of environmental capital, operating or remediation expenditures;

•	our ability to service our outstanding indebtedness;

•	our ability to comply with the restrictions imposed by our financing arrangements;

•	nonperformance or force majeure by, or disputes with, or changes in contract terms with, major customers, suppliers, dealers, distributors or other business partners;

•	availability of skilled employees for our cokemaking and/or coal logistics operations, and other workplace factors;

•	effects of railroad, barge, truck and other transportation performance and costs, including any transportation disruptions;

•

effects of adverse events relating to the operation of our facilities and to the transportation and storage of hazardous materials (including equipment malfunction, explosions, fires, spills, and the effects of severe weather conditions);

•	our ability to enter into joint ventures and other similar arrangements under favorable terms;

•	changes in the availability and cost of equity and debt financing;

•	impact on our liquidity and ability to raise capital as a result of changes in the credit ratings assigned to our indebtedness;

•	changes in credit terms required by our suppliers;

•	risks related to labor relations and workplace safety;

•	changes in, or new, statutes, regulations, rules, governmental policies and taxes, or their interpretations, including those relating to environmental matters;

•	the existence of hazardous substances or other environmental contamination on property owned or used by us;

•	receipt of regulatory approvals and compliance with contractual obligations required in connection with our operations;

•	claims of noncompliance with any statutory and regulatory requirements;

•	the accuracy of our estimates of any necessary reclamation and/or remediation activities;

•	changes in the status of, or initiation of new litigation, arbitration, or other proceedings to which we are a party or liability resulting from such litigation, arbitration, or other proceedings;

•	historical combined and consolidated financial data may not be a reliable indicator of future results;

•	public company costs;

•	our indebtedness and certain covenants in our debt documents;

•	changes in product specifications for the coke that we produce or the coals that we blend, store and transport;

•	changes in insurance markets impacting costs and the level and types of coverage available, and the financial ability of our insurers to meet their obligations;

•	changes in accounting rules and/or tax laws or their interpretations, including the method of accounting for inventories, leases and/or pensions;

•	changes in financial markets impacting pension expense and funding requirements; and

•	effects of geologic conditions, weather, natural disasters and other inherent risks beyond our control.

The factors identified above are believed to be important factors, but not necessarily all of the important factors, that could cause actual results to differ materially from those expressed in any forward-looking statement made by us. Other factors not discussed herein could also have material adverse effects on us. There also may be other risks that we are unable to predict at this time. All forward-looking statements included in this prospectus supplement are expressly qualified in their entirety by the foregoing cautionary statements.

SUNCOKE ENERGY PARTNERS, L.P.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma Consolidated Financial Statements of SunCoke Energy Partners, L.P. (the “Partnership”) consist of a Consolidated Balance Sheet as of December 31, 2013 and a Consolidated Statement of Income for the fiscal year ended December 31, 2013. The unaudited pro forma Consolidated Financial Statements included herein have been derived from the audited historical Consolidated Financial Statements of the Partnership and are not necessarily indicative of our future results of operations or financial condition. The assumptions and adjustments give pro forma effect to events, described below, that are (i) directly attributable to the equity offering of limited partner units in the Partnership, subsequent contribution of 33% of Haverhill and Middletown and related financing transactions, (ii) factually supportable and (iii) with respect to the pro forma consolidated statement of income, expected to have a continuing impact on the Partnership. The actual adjustments may differ from the pro forma adjustments.

The pro forma adjustments have been prepared as if the transactions to be effected at the closing of the issuance of additional common units representing limited partner interests in the Partnership and the subsequent contribution of 33% of Haverhill and Middletown and related financing transactions had taken place on December 31, 2013 in the case of the unaudited pro forma Consolidated Balance Sheet and as of January 1, 2013 in the case of the pro forma Consolidated Statement of Income for the year ended December 31, 2013. The unaudited pro forma Consolidated Financial Statements should be read in conjunction with the notes accompanying such unaudited pro forma Consolidated Financial Statements and with the audited historical Consolidated Financial Statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2013 which is incorporated by reference herein.

The unaudited pro forma Consolidated Financial Statements give effect to the following transactions:

•	the issuance of 2.8 million common units to the public at a public offering price of $29.13 per unit;

•	the issuance (i) to our general partner of additional ownership interest to maintain its 2.0% general partner interest in us and (ii) to SunCoke of 2.7 million common units;

•

the contribution of an additional 33% interest in Haverhill and Middletown and the corresponding reduction of noncontrolling interest representing SunCoke’s retained 2% interest in the entities that own the Haverhill and Middletown facilities;

•	the issuance of $260.0 million of debt (“incremental indebtedness”);

•	The assumption and repayment of approximately $271.3 million of outstanding SunCoke debt, including a prepayment premium as described in “Use of Proceeds”;

•	the payment of approximately $5.3 million of debt financing fees related to the incremental indebtedness;

•	the application of the net proceeds from the issuance of common units to public unitholders, together with the net proceeds from the senior notes offering, as described in “Use of Proceeds”;

The pro forma adjustments included herein assume no exercise of the underwriters’ option to purchase additional common units.

The omnibus agreement between SunCoke and our general partner addresses certain aspects of our relationship with them. Pursuant to the omnibus agreement, our financial results reflect (i) charges that are incurred by SunCoke or its affiliates that are directly attributable to the Partnership and (ii) with respect to all of SunCoke’s remaining corporate overhead costs, a portion of such costs allocated to the Partnership based on the proportional level of effort attributable to our operations. The Partnership anticipates the allocations will be updated. Under the updated allocation amounts, we estimate that corporate overhead costs allocated to the Partnership would have been higher by approximately $4.8 million for the year ended December 31, 2013. No pro forma adjustments have been made to our historical Consolidated Financial Statements to reflect the revised costs and expenses described above because they are not related to the transactions.

SunCoke Energy Partners, L.P.

Unaudited Pro Forma Consolidated Balance Sheet

As of December 31, 2013

	Historical	Pro Forma Adjustments		Pro Forma
Assets
Cash and cash equivalents	$46.3	$81.6	(a)	$63.4
		(3.3	)(a)
		(1.2	)(a)
		260.0	(b)
		(5.3	)(c)
		(314.7	)(d)
Accounts receivable	20.2			20.2
Receivables from affiliates, net	6.4			6.4
Inventories	59.3			59.3
Other current assets	1.7			1.7

Total current assets	133.9	17.1		151.0

Properties, plants and equipment, net	871.1			871.1
Goodwill and other intangible assets, net	16.0			16.0
Deferred charges and other assets	6.5	5.3	(c)	11.8

Total assets	$1,027.5	$22.4		$1,049.9

Liabilities and Equity
Accounts payable	$58.7			$58.7
Accrued liabilities	6.4			6.4
Short-term debt	40.0	(40.0	)(d)	—
Interest payable	4.6			4.6

Total current liabilities	109.7	(40.0)		69.7

Long-term debt	149.7	0.3	(e)	410.0
		260.0	(b)
		271.3	(h)
		(271.3	)(d)
Deferred income taxes	2.8			2.8
Other deferred credits and liabilities	0.6			0.6

Total liabilities	262.8	220.3		483.1

Equity
Common unitholders—public	240.8	81.6	(a)	240.1
		(3.3	)(a)
		(1.2	)(a)
		(0.2	)(e)
		(77.6	)(h)
Common unitholders—parent	41.0	80.0	(f)	108.3
		(12.7	)(h)
Subordinated unitholders—parent	290.4	(0.1	)(e)	200.0
		(90.3	)(h)
General partner interest	8.3	3.3	(g)	7.9
		(3.7	)(h)

Partners’ capital attributable to SunCoke Energy Partners, L.P	580.5	(24.2)		556.3

Noncontrolling interest	184.2	(173.7	)(h)	10.5

Total equity	764.7	(197.9)		566.8

Total liabilities and equity	$1,027.5	$22.4		$1,049.9

(See Accompanying Notes)

SunCoke Energy Partners, L.P.

Unaudited Pro Forma Statement of Income

For the Year Ended December 31, 2013

	Historical	Pro Forma Adjustments		Pro Forma
Revenues
Sales and other operating revenue	$687.3	$—		$687.3

Costs and operating expenses
Cost of products sold and operating expenses	510.1			510.1
Selling, general and administrative expenses	21.4			21.4
Depreciation and amortization expense	33.0			33.0

Total costs and operating expenses	564.5	—		564.5

Operating income	122.8	—		122.8

Interest expense	15.4	(0.4	)(i)	32.8
		16.9	(j)
		0.9	(k)

Income before income tax expense	107.4	(17.4)		90.0
Income tax expense	4.5			4.5

Net income	102.9	(17.4)		85.5
Less: Net income attributable to the noncontrolling interests	40.8	(38.5	)(l)	2.3

Net income attributable to SunCoke Energy Partners, L.P./Predecessor	62.1	21.1		83.2
Less: Predecessor net income prior to the initial public offering on January 24, 2013	3.5			3.5

Net income attributable to SunCoke Energy Partners, L.P subsequent to initial public offering	$58.6	$21.1		$79.7

General partner’s interest in net income	$1.6			$3.2
Common unitholders’ interest in net income	$28.5			$43.9
Subordinated unitholders’ interest in net income	$28.5			$32.6
Weighted average common units outstanding (basic and diluted)	15.7			21.2
Weighted average subordinated units outstanding (basic and diluted)	15.7			15.7
Net income per common unit (basic and diluted)	$1.81			$2.07
Net income per subordinated unit (basic and diluted)	$1.81			$2.07

(See Accompanying Notes)

Notes to Unaudited Pro Forma Financial Statements

1. Basis of Presentation

The unaudited pro forma Consolidated Financial Statements of SunCoke Energy Partners, L.P. (the “Partnership”) have been derived from the historical financial statements of the Partnership. The historical financial statements are comprised of a 65 percent interest in each of Haverhill Coke Company LLC (“Haverhill”) and Middletown Coke Company, LLC (“Middletown”). As of December 31, 2013, SunCoke holds the remaining 35 percent interest in each of Haverhill and Middletown. SunCoke, through its subsidiary, owns a 55.9 percent partnership interest in us and all of our incentive distribution rights and indirectly owns and controls our general partner, which holds a 2 percent general partner interest in us. During the second half of 2013, the Partnership completed the acquisitions of Lakeshore Coal Handling Corporation (“Lake Terminal”) and Kanawha River Terminals (“KRT”), both coal handling and blending service providers.

The pro forma adjustments have been prepared as if the transactions to be effected at the closing of the issuance of additional common units representing limited partner interests in the Partnership and the subsequent contribution of 33% of Haverhill and Middletown and related financing transactions had taken place on December 31, 2013 in the case of the pro forma Combined Balance Sheet and as of January 1, 2013 in the case of the pro forma Combined Statement of Income for the year ended December 31, 2013. The adjustments are based on currently available information and certain estimates and assumptions, and therefore the actual effects of these transactions will differ from the pro forma adjustments.

The unaudited pro forma Consolidated Financial Statements give effect to the following transactions:

•	the issuance of 2.8 million common units to the public at a public offering price of $29.13 per unit;

•	the issuance (i) to our general partner of additional ownership interest to maintain its 2.0% general partner interest in us and (ii) to SunCoke of 2.7 million common units;

•

the contribution of an additional 33% interest in Haverhill and Middletown and the corresponding reduction of noncontrolling interest representing SunCoke’s retained 2% interest in the entities that own the Haverhill and Middletown facilities;

•	the issuance of $260.0 million of debt (“incremental indebtedness”);

•	the assumption and repayment of approximately $271.3 million of outstanding SunCoke debt, including a prepayment premium as described in “Use of Proceeds”;

•	the payment of approximately $5.3 million of debt financing fees related to the incremental indebtedness;

•	the application of the net proceeds from the issuance of common units to public unitholders, together with the net proceeds from the senior notes offering, as described in “Use of Proceeds”;

The pro forma adjustments included herein assume no exercise of the underwriters’ option to purchase additional common units.

The omnibus agreement between SunCoke and our general partner addresses certain aspects of our relationship with them. Pursuant to the omnibus agreement, our financial results reflect (i) charges that are incurred by SunCoke or its affiliates that are directly attributable to the Partnership and (ii) with respect to all of SunCoke’s remaining corporate overhead costs, a portion of such costs allocated to the Partnership based on the proportional level of effort attributable to our operations. The Partnership anticipates the allocations will be updated. Under the updated allocation amounts, we estimate that corporate overhead costs allocated to the Partnership would have been higher by approximately $4.8 million for the year ended December 31, 2013. No pro forma adjustments have been made to our historical Consolidated Financial Statements to reflect the revised costs and expenses described above because they are not related to the transactions.

2. Pro Forma Adjustments and Assumptions

(a)	Reflects gross proceeds of $81.6 million from the issuance of 2.8 million common units to the public at an offering price of $29.13 per unit, underwriting fees of $3.3 million and other equity related fees of $1.2 million.
(b)	Reflects the issuance of $260.0 million aggregate principal amount of incremental indebtedness.
(c)	Reflects payment of $5.3 million in debt financing fees related to the incremental indebtedness described in (b) above.
(d)	Represents $331.8 million in net proceeds from the equity issuance and incremental indebtedness, $314.7 million of which the Partnership will use as follows:
(i)	$271.3 million to repay debt assumed by the Partnership including estimated prepayment premium;
(ii)	$40.0 million to repay the revolver;
(iii)	$3.4 million in cash to SXC

The remaining $17.1 million will be retained by the Partnership.

(e)	Reflects the elimination of debt discount relating to the indebtedness repaid as described in (d)(i) above.
(f)	Reflects equity issuance of 2.7 million common units to Sun Coal & Coke as partial consideration for the 33% contribution of the Haverhill and Middletown facilities.
(g)	Reflects issuance of additional general partner interests to SunCoke Energy Partners GP as partial consideration for the 33% contribution of the Haverhill and Middletown facilities.
(h)	Reflects the allocation to unitholders of $365 million of consideration remitted for the contribution of a 33% interest in the Haverhill and Middletown facilities:

Book value of noncontrolling interest acquired	$173.7
Less:
Consideration paid for the contribution of a 33% interest in the Haverhill and Middletown facilities:
Debt assumed and repaid, inclusive of estimated prepayment premium	271.3	(d)
Equity issued—common units	80.0	(f)
Equity issued—general partner interest	3.3	(g)
Cash paid to SunCoke	3.4	(d)

Total consideration excluding $7.0 million retained to pre-fund environmental remediation spending indemnified by SunCoke under the omnibus agreement	358.0

Consideration in excess of book value of noncontrolling interest acquired	$(184.3)

The consideration remitted in excess of the book value of the noncontrolling interest acquired is allocated to equity holders proportionately based on ownership interest subsequent to the equity offering as follows:

Common—public	$(77.6)
Common—parent	(12.7)
Subordinated	(90.3)
GP interest	(3.7)

$(184.3)

(i)	Remove interest recorded on outstanding revolver balances and amortization of debt issuance fees for notes to be repaid.
(j)	Interest expense on $260.0 million of incremental indebtedness at 6.5%.
(k)	Amortization associated with debt financing fees amortized over the life of the incremental indebtedness.
(l)	Reflects acquisition of 33% of Haverhill and Middletown from noncontrolling interest.

The information in this prospectus is not complete and may be changed. Securities may not be sold pursuant to this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 27, 2014

PROSPECTUS

SunCoke Energy Partners, L.P.

Common Units Representing Limited Partner Interests

SunCoke Energy Partners, L.P. (the “Partnership,” “we,” “our” or “us”) may from time to time, in one or more offerings, offer and sell up to 14,317,872 common units representing limited partner interests in the Partnership (the “Units”). In addition, the selling unitholder named in this prospectus or in any supplement to this prospectus may, from time to time, offer and sell up to 17,919,394 Units which include 15,709,697 Units that may be issued upon conversion of 15,709,697 subordinated units representing limited partner interests in us. We or the selling unitholder may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis, in amounts, at prices and at terms to be determined by market conditions and other factors at the time of the offering.

The selling unitholder, who is an affiliate of the Partnership, is an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) and, as a result, may be deemed to be making a primary offering of securities, indirectly, on our behalf. We will not receive any of the proceeds from any sale of our Units by the selling unitholder. For a detailed discussion of the selling unitholder, please read the section captioned “Selling Unitholder” in this prospectus. The selling unitholder will be responsible for its own legal fees and expenses and for any underwriting fees, discounts and commissions due to brokers, dealers or agents. We will be responsible for all other offering expenses.

This prospectus describes only the general terms of the securities and the general manner in which we or the selling unitholder will offer the securities. The specific terms of any securities that we or the selling unitholder may offer will be included in a supplement to this prospectus. The prospectus supplement will describe the specific manner in which we or the selling unitholder will offer the securities and also may add, update or change information contained in this prospectus. The names of any underwriters and the specific terms of a plan of distribution will be stated in the prospectus supplement.

Our common units are traded on the New York Stock Exchange (“NYSE”) under the symbol “SXCP.”

Investing in our securities involves risks. Limited partnerships are inherently different from corporations. You should carefully consider the risks related to investing in our securities and each of the risk factors described under “Risk Factors” beginning on page 2 of this prospectus and in the applicable prospectus supplement and in the documents incorporated herein and therein before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2014.

In making your investment decision, you should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference in this prospectus. We have not authorized anyone else to give you different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering these securities in any state where the offer is not permitted.

You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement, or a future filing with the Securities and Exchange Commission (the “SEC”), incorporated by reference in this prospectus.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC using a “shelf” registration process. Under this shelf registration process, we may over time, in one or more offerings, offer and sell up to the number of common units representing limited partner interests set forth on the cover of this prospectus. In addition, the selling unitholder may over time, in one or more offerings, offer and sell up to 17,919,394 of our common units.

This prospectus provides you with a general description of SunCoke Energy Partners, L.P. and the securities that are registered hereunder that may be offered by us or the selling unitholder. Each time we sell any securities offered by this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities being offered. Because the selling unitholder is an “underwriter” under the Securities Act, each time the selling unitholder sells any common units offered by this prospectus, the selling unitholder is required to provide you with this prospectus and the related prospectus supplement containing specific information about the selling unitholder and the terms of the common units being offered in the manner required by the Securities Act. Any prospectus supplement may also add to, update or change information contained in this prospectus. To the extent information in this prospectus is inconsistent with the information contained in a prospectus supplement, you should rely on the information in the prospectus supplement.

The information in this prospectus is accurate as of its date. Additional information, including our financial statements and the notes thereto, is incorporated in this prospectus by reference to our reports filed with the SEC. Before you invest in our securities, you should carefully read this prospectus, including the information in the “Risk Factors” section, any prospectus supplement, the information incorporated by reference in this prospectus and any prospectus supplement (including the documents described under the heading “Where You Can Find More Information” in both this prospectus and any prospectus supplement), and any additional information you may need to make your investment decision.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on its public reference room. Our SEC filings are also available at the SEC’s web site at http://www.sec.gov which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, or on our website at www.sxcpartners.com. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and our other filings with the SEC are available, free of charge, through our website, as soon as reasonably practicable after those reports or filings are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus unless specifically so designated and filed with the SEC.

INFORMATION WE INCORPORATE BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained expressly in this prospectus. You should not assume that the information in this prospectus is current as of the date other than the date on the cover page of this prospectus.

We incorporate by reference in this prospectus the documents listed below and any subsequent filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, (excluding information deemed to be furnished and not filed with the SEC) until all offerings under the registration statement of which this prospectus forms a part are completed or terminated:

•	Annual Report on Form 10-K for the year ended December 31, 2013, filed on February 28, 2014;

•	The description of our common units contained in our Registration Statement on Form 8-A (File No. 001-35782) as filed with the SEC on January 14, 2013 and any subsequent amendment thereto filed for the purpose of updating such description.

We are also incorporating by reference all additional documents we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date on which the registration statement that includes this prospectus was initially filed with the SEC (including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement) and until all offerings under this shelf registration statement are terminated.

You may request a copy of any document incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following address or phone number:

SunCoke Energy Partners, L.P.

1011 Warrenville Road, Suite 600

Lisle, Illinois 60532

Attention: Investor Relations

Telephone: (630) 824-1987

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus is accurate as of any date other than the date on the front of each document.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and any prospectus supplement and the documents we incorporate by reference herein or therein may contain various “forward-looking statements” and information based upon management’s beliefs and assumptions and on information currently available. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and may be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “will,” “should” or the negative of these terms or similar expressions.

These forward-looking statements reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside our control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. These risks and uncertainties, many of which are beyond our control, include, but are not limited to, the risks set forth under “Risk Factors” and described in the documents incorporated by reference into this prospectus and any prospectus supplement as well as the following risks and uncertainties:

There also may be other risks that we are unable to predict at this time. Such risks and uncertainties include, without limitation:

•	changes in levels of production, production capacity, pricing and/or margins for coal and coke;

•	variation in availability, quality and supply of metallurgical coal used in the cokemaking process, including as a result of non-performance by our suppliers;

•	changes in the marketplace that may affect our coal logistics business, including the supply and demand for thermal and metallurgical coal;

•	changes in the marketplace that may affect our cokemaking business, including the supply and demand for our metallurgical coke products, as well as increased imports of coke from foreign producers;

•	competition from alternative steelmaking and cokemaking technologies that have the potential to reduce or eliminate the use of metallurgical coke;

•	our dependence on, relationships with, and other conditions affecting, our customers;

•	severe financial hardship or bankruptcy of one or more of our major customers, or the occurrence of a customer default or other event affecting our ability to collect payments from our customers;

•	volatility and cyclical downturns in the coal market in the carbon steel industry and other industries in which our customers operate;

•	our ability to enter into new, or renew existing, agreements upon favorable terms for the supply of metallurgical coke to steel producers, or for the use of our coal logistics services;

•	our ability to identify acquisitions, execute them under favorable terms and integrate them into our existing business operations;

•	our ability to realize expected benefits from investments and acquisitions;

•	our ability to consummate investments under favorable terms, including with respect to existing cokemaking facilities, which may utilize by-product technology, in the U.S. and Canada, and integrate them into our existing businesses and have them perform at anticipated levels;

•	our ability to develop, design, permit, construct, start up or operate new cokemaking facilities in the United States;

•	our ability to successfully implement our growth strategy;

•	age of, and changes in the reliability, efficiency and capacity of the various equipment and operating facilities used in our cokemaking and/or coal logistics operations, and in the operations of our major customers, business partners and/or suppliers;

•	changes in the expected operating levels of our assets;

•	our ability to meet minimum volume requirements, coal-to-coke yield standards and coke quality standards in our coke sales agreements;

•	changes in the level of capital expenditures or operating expenses, including any changes in the level of environmental capital, operating or remediation expenditures;

•	our ability to service our outstanding indebtedness;

•	our ability to comply with the restrictions imposed by our financing arrangements;

•	nonperformance or force majeure by, or disputes with, or changes in contract terms with, major customers, suppliers, dealers, distributors or other business partners;

•	availability of skilled employees for our cokemaking and/or coal logistics operations, and other workplace factors;

•	effects of railroad, barge, truck and other transportation performance and costs, including any transportation disruptions;

•	effects of adverse events relating to the operation of our facilities and to the transportation and storage of hazardous materials (including equipment malfunction, explosions, fires, spills, and the effects of severe weather conditions);

•	our ability to enter into joint ventures and other similar arrangements under favorable terms;

•	changes in the availability and cost of equity and debt financing;

•	impact on our liquidity and ability to raise capital as a result of changes in the credit ratings assigned to our indebtedness;

•	changes in credit terms required by our suppliers;

•	risks related to labor relations and workplace safety;

•	changes in, or new, statutes, regulations, rules, governmental policies and taxes, or their interpretations, including those relating to environmental matters;

•	the existence of hazardous substances or other environmental contamination on property owned or used by us;

•	receipt of regulatory approvals and compliance with contractual obligations required in connection with our operations;

•	claims of noncompliance with any statutory and regulatory requirements;

•	the accuracy of our estimates of any necessary reclamation and/or remediation activities;

•	changes in the status of, or initiation of new litigation, arbitration, or other proceedings to which we are a party or liability resulting from such litigation, arbitration, or other proceedings;

•	historical combined and consolidated financial data may not be a reliable indicator of future results;

•	public company costs;

•	our indebtedness and certain covenants in our debt documents;

•	changes in product specifications for the coke that we produce;

•	changes in insurance markets impacting costs and the level and types of coverage available, and the financial ability of our insurers to meet their obligations;

v

•	changes in accounting rules and/or tax laws or their interpretations, including the method of accounting for inventories, leases and/or pensions;

•	changes in financial markets impacting pension expense and funding requirements; and

•	effects of geologic conditions, weather, natural disasters and other inherent risks beyond our control.

Other factors described herein or incorporated by reference, or factors that are unknown or unpredictable, could also have a material adverse effect on future results. Please read “Risk Factors” on page 2 of this prospectus and Item 1A: “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated into this prospectus by reference. Although we believe that the assumptions underlying our forward-looking statements are reasonable as of the time they are made, any of these assumptions could be inaccurate, and therefore, we cannot assure you that the forward-looking statements included in this prospectus and any prospectus supplement will prove to be accurate.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth in this section and elsewhere in this prospectus, any prospectus supplement and the documents incorporated by reference into this prospectus and any prospectus supplement, and speak only as of the date originally made. Except as may be required by applicable law, we undertake no obligation to publicly update or advise of any change in any forward-looking statement, whether as a result of new information, future events or otherwise.

WHO WE ARE

Unless the context otherwise requires, references in this prospectus to the “Partnership,” “we,” “our,” “us” or like terms, refer to SunCoke Energy Partners, L.P. and its subsidiaries. Our “general partner” refers to SunCoke Energy Partners GP LLC.

We are a growth-oriented publicly traded Delaware limited partnership which manufactures coke, a principal raw material used in the blast furnace production of steel. Coke is generally produced by heating metallurgical coal in a refractory oven, which releases certain volatile components from the coal, thus transforming the coal into coke. We were formed by our sponsor, SunCoke Energy, Inc., or SunCoke, in July 2012. On January 24, 2013, we completed the initial public offering, or IPO, of our common units representing limited partner interests. In connection with our IPO, we acquired a 65 percent interest in each of SunCoke’s Haverhill and Middletown cokemaking facilities and related assets. SunCoke retains the remaining 35 percent interest. The Haverhill and Middletown facilities have a combined 300 cokemaking ovens with an aggregate capacity of approximately 1.7 million tons per year and an average age of five years. We currently sell coke pursuant to long-term take-or-pay agreements with AK Steel Corporation and ArcelorMittal USA, Inc. The first phase of the Haverhill facility uses hot flue gas from the cokemaking process to produce steam which is then sold to a third-party. The Middletown facility and the second phase of our Haverhill facility use the hot flue gas created by the cokemaking process to generate electricity, which is then either sold into the regional power market or to AK Steel pursuant to energy sales agreements.

During 2013, we expanded our operations into coal handling and blending services through the acquisitions of: (i) Lakeshore Coal Handling Corporation, which provides coal handling and blending services to SunCoke’s Indiana Harbor cokemaking operations located in East Chicago, Indiana; and (ii) and Kanawha River Terminals LLC, or KRT, which is a metallurgical and thermal coal blending and handling terminal service provider having the collective capacity to blend and transload more than 30 million tons of coal annually through its operations in West Virginia and Kentucky. KRT provides coal handling and blending services to our Middletown cokemaking operations.

SunCoke, through its Sun Coal & Coke LLC subsidiary, owns a 55.9 percent limited partner interest in us and all of our incentive distribution rights, and directly owns 100 percent of the membership interests in our general partner. We are managed and operated by our general partner. Our general partner owns a 2.0 percent general partner managing interest in us, and has sole responsibility for conducting our business and for managing our operations. Our general partner has delegated the power to conduct our business and manage our operations to our board of directors, all of the members of which are appointed by our general partner.

Our principal executive offices are located at 1011 Warrenville Road, Suite 600, Lisle, Illinois 60532, and our telephone number is (630) 824-1000. Our website is located at www.sxcpartners.com. We make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Our common units are listed on the New York Stock Exchange under the trading symbol “SXCP.”

RISK FACTORS

An investment in our securities involves a significant degree of risk. You should carefully consider the risk factors and all of the other information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference into this prospectus and any prospectus supplement, including those in Item 1A “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as updated by annual, quarterly and other reports and documents we file with the SEC after the date of this prospectus and that are incorporated by reference herein, in evaluating an investment in the securities. If any of these risks were actually to occur, our business, financial condition or results of operations could be materially and adversely affected. When we offer and sell any securities pursuant to a prospectus supplement, we may include additional risk factors relevant to such securities in the prospectus supplement.

USE OF PROCEEDS

Except as otherwise provided in an applicable prospectus supplement, we will use the net proceeds we receive from the sale of the securities covered by this prospectus for general partnership purposes, which may include, among other things, repayment or refinancing of outstanding debt, funding acquisitions, capital expenditures and additions to working capital.

The actual application of proceeds we receive from any particular primary offering of securities using this prospectus will be described in the applicable prospectus supplement relating to such offering. We will not receive any of the proceeds from the sale of common units by the selling unitholder.

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units are separate classes of limited partner interests in us. The holders of these units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “Our Cash Distribution Policy.” For a description of other rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties. Computershare Trust Company, N.A. serves as the registrar, transfer agent and cash distribution paying agent for the common units. We pay all fees charged by the transfer agent for transfers of common units except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal. The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed, or an appointed successor has not accepted its appointment, within 30 days after the notice of resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

Upon the transfer of a common unit in accordance with our partnership agreement, the transferee of the common unit shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	represents and warrants that the transferee has the right, power, authority and capacity to enter into our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents, waivers and approvals contained in our partnership agreement.

Transfers are recorded on our books and records no less frequently than quarterly. We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and any transfers are subject to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units. Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. We will provide prospective investors with a copy of our partnership agreement upon request at no charge. We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions, please read “Our Cash Distribution Policy;”

•	with regard to the duties of, and standard of care applicable to, our general partner, please read “Conflicts of Interest and Fiduciary Duties;”

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units;” and

•	with regard to allocations of taxable income and taxable loss, please read “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

SunCoke Energy Partners, L.P. was organized in July 2012 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose, as set forth in our partnership agreement, is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided, however, that our general partner shall not cause us to take any action that the general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of owning and operating cokemaking facilities, our general partner may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its general partner interest and its incentive distribution rights. For a description of these cash distribution provisions, please read “Our Cash Distribution Policy.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following is a summary of the unitholder vote required for approval of the matters specified below. Matters that require the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the common units, voting as a single class.

In voting their common and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement.” The incentive distribution rights may be entitled to vote in certain circumstances.

Issuance of additional units:	No approval right.

Merger of our partnership or the sale of all or substantially all of our assets:	Unit majority in certain circumstances. Please read “— Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership:	Unit majority. Please read “—Dissolution.”

Continuation of our business upon dissolution:	Unit majority. Please read “—Dissolution.”

Withdrawal of our General Partner:	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to September 30, 2022 in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of our General Partner:	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of our General Partner interest:	No approval right. Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights:	No approval right. Please read “—Transfer of Subordinated Units and Incentive Distribution Rights.”

Transfer of ownership interests in our General Partner:	No approval right. Please read “—Transfer of Ownership Interests in the General Partner.”

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific prior approval of our general partner.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•	arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Delaware Revised Uniform Limited Partnership Act, which we refer to as the Delaware Act; or

•	asserting a claim governed by the internal affairs doctrine

shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or such other Delaware courts) in connection with any such claims, suits, actions or proceedings.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. However, if it were determined that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement.

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement. Our subsidiaries conduct business in several states. Maintenance of our limited liability as owner of our operating subsidiaries may require compliance with legal requirements in the jurisdictions in which the operating subsidiaries conduct business, including qualifying our subsidiaries to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interest in our subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing common unitholders in our distributions. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing common unitholders in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have rights to distributions or special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit our subsidiaries from issuing equity interests, which may effectively rank senior to the common units.

Our general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests or to make additional capital contributions to us whenever, and on the same terms that, we issue partnership interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of our general partner and its affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. The common unitholders will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without his consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•	enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates).

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed);

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or the right to acquire partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•	conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement, without the approval of any limited partner, if our general partner determines that those amendments:

•	do not adversely affect the limited partners, considered as a whole, or any particular class of limited partners, in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement;

•	are necessary or appropriate in connection with the creation, authorization or issuance of any class or series of partnership securities; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Any amendment that our general partner determines adversely affects in any material respect one or more particular classes of limited partners will require the approval of at least a majority of the class or classes so affected, but no vote will be required by any class or classes of limited partners that our general partner determines are not adversely affected in any material respect. Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that would reduce the voting percentage required to take any action other than to remove the general partner or call a meeting of unitholders is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced. Any amendment that would increase the percentage of units required to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be increased. For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will neither result in a loss of limited liability to the limited partners nor result in our being treated as a taxable entity for federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units, voting as a single class, unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without such approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without such approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our units will be an identical unit of our partnership following the transaction and the partnership securities to be issued do not exceed 20% of our outstanding partnership interests (other than incentive distribution rights) immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, we have received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Dissolution

We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

•	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or its withdrawal or removal following the approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•	neither we nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “Our Cash Distribution Policy.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to September 30, 2022 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after September 30, 2022, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may appoint a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Dissolution” above.

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2⁄3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class, and the outstanding subordinated units, voting as a class. The ownership of more than 33 1⁄3% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner’s removal. Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist:

•	all subordinated units held by any person who did not, and whose affiliates did not, vote any units in favor of the removal of the general partner, will immediately and automatically convert into common units on a one-for-one basis, if such person is not an affiliate of the successor general partner; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

In the event of the removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest and the incentive distribution rights of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and all its and its affiliates’ incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates.

Transfer of General Partner Interest

At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of our common unitholders. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Transfer of Ownership Interests in the General Partner

At any time, the owners of our general partner may sell or transfer all or part of its ownership interests in our general partner to an affiliate or third party without the approval of our unitholders.

Transfer of Subordinated Units and Incentive Distribution Rights

By transfer of subordinated units or incentive distribution rights in accordance with our partnership agreement, each transferee of subordinated units or incentive distribution rights will be admitted as a limited partner with respect to the subordinated units or incentive distribution rights transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of our partnership agreement; and

•	gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and our initial public offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly. We may, at our discretion, treat the nominee holder of subordinated units or incentive distribution rights as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Subordinated units and incentive distribution rights are securities and any transfers are subject to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner for the transferred subordinated units or incentive distribution rights. Until a subordinated unit or incentive distribution right has been transferred on our books, we and the transfer agent may treat the record holder of the unit or right as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove SunCoke Energy Partners GP LLC as our general partner or from otherwise changing our management. Please read “—Withdrawal or Removal of Our General Partner” for a discussion of certain consequences of the removal of our general partner. If any person or group, other than our general partner and its affiliates, acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply in certain circumstances. Please read “—Meetings; Voting.”

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or beneficial owners or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons, as of a record date to be selected by our general partner, on at least 10, but not more than 60, days’ notice. The purchase price in the event of this purchase is the greater of:

•	the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the average of the daily closing prices of the partnership securities of such class over the 20 consecutive trading days preceding the date that is three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of our unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum, unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Interests” above. However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates and purchasers specifically approved by our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes.

Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units, as a single class. Any notice, demand, request, report or proxy material required or permitted to be given or made to record common unitholders under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Voting Rights of Incentive Distribution Rights

If a majority of the incentive distribution rights are held by our general partner and its affiliates, the holders of the incentive distribution rights will have no right to vote in respect of such rights on any matter, unless otherwise required by law, and the holders of the incentive distribution rights shall be deemed to have approved any matter approved by our general partner.

If less than a majority of the incentive distribution rights are held by our general partner and its affiliates, the incentive distribution rights will be entitled to vote on all matters submitted to a vote of unitholders, other than amendments and other matters that our general partner determines do not adversely affect the holders of the incentive distribution rights in any material respect. On any matter in which the holders of incentive distribution rights are entitled to vote, such holders will vote together with the subordinated units, prior to the end of the subordination period, or together with the common units, thereafter, in either case as a single class, and such incentive distribution rights shall be treated in all respects as subordinated units or common units, as applicable, when sending notices of a meeting of our limited partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement. The relative voting power of the holders of the incentive distribution rights and the subordinated units or common units, depending on which class the holders of incentive distribution rights are voting with, will be set in the same proportion as cumulative cash distributions, if any, in respect of the incentive distribution rights for the four consecutive quarters prior to the record date for the vote bears to the cumulative cash distributions in respect of such class of units for such four quarters.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described under “—Limited Liability” above, the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

•	any person who is or was a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of our partnership, our subsidiaries, our general partner, any departing general partner or any of their affiliates;

•	any person who is or was serving at the request of a general partner, any departing general partner or any of their respective affiliates as a manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of another person owing a fiduciary duty to us or our subsidiaries;

•	any person who controls our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless our general partner otherwise agrees, it will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner and its affiliates for all direct and indirect expenses they incur or payments they make on our behalf and all other expenses allocable to us or otherwise incurred by our general partner and its affiliates in connection with operating our business. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses may include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. These books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of our common units, within 105 days after the close of each fiscal year, an annual report containing audited consolidated financial statements and a report on those consolidated financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 50 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website which we maintain.

We will furnish each record holder with information reasonably required for federal and state tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on their cooperation in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and in filing his federal and state income tax returns, regardless of whether he supplies us with the necessary information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each record holder;

•	information as to the amount of cash, and a description and statement of the agreed value of any other capital contribution, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition (provided that obligation shall be satisfied to the extent the limited partner is furnished our most recent annual report and any subsequent quarterly or periodic reports required to be filed (or which would be required to be filed) with the SEC pursuant to Section 13(a) of the Exchange Act); and

•	any other information regarding our affairs that our general partner determines is just and reasonable.

Under our partnership agreement, however, each of our limited partners and other persons who acquire interests in our partnership interests, do not have rights to receive information from us or any of the persons we indemnify as described above under “—Indemnification” for the purpose of determining whether to pursue litigation or assist in pending litigation against us or those indemnified persons relating to our affairs, except pursuant to the applicable rules of discovery relating to the litigation commenced by the person seeking information.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other limited partner interests proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including our sponsor, on the one hand, and our partnership and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to our sponsor. At the same time, our general partner has a duty to manage our partnership in a manner it believes is in our best interests. Our partnership agreement specifically defines the remedies available to unitholders for actions taken that, without these defined liability standards, might constitute breaches of fiduciary duty under applicable Delaware law. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to the limited partners and the partnership.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or our limited partners, on the other hand, the resolution or course of action in respect of such conflict of interest shall be permitted and deemed approved by all our limited partners and shall not constitute a breach of our partnership agreement, of any agreement contemplated thereby or of any duty, if the resolution or course of action in respect of such conflict of interest is:

•	approved by the conflicts committee of our general partner, although our general partner is not obligated to seek such approval; or

•	approved by the holders of a majority of the outstanding common units, excluding any such units owned by our general partner or any of its affiliates.

Our general partner may, but is not required to, seek the approval of such resolutions or courses of action from the conflicts committee of its board of directors or from the holders of a majority of the outstanding common units as described above. If our general partner does not seek approval from the conflicts committee or from holders of common units as described above and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of us or any of our unitholders, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner may consider any factors they determine in good faith to consider when resolving a conflict. An independent third party is not required to evaluate the resolution. Under our partnership agreement, a determination, other action or failure to act by our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) will be deemed to be “in good faith” unless our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) believed such determination, other action or failure to act was adverse to the interests of the partnership. Please read “Management— Management of SunCoke Energy Partners, L.P.—Committees of the Board of Directors—Conflicts Committee” for information about the conflicts committee of our general partner’s board of directors. Conflicts of interest could arise in the situations described below, among others:

Actions taken by our general partner may affect the amount of cash available to pay distributions to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	entry into and repayment of current and future indebtedness;

•	issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

In addition, our general partner may use an amount, initially equal to $26.5 million, which would not otherwise constitute operating surplus, in order to permit the payment of distributions on subordinated units and the incentive distribution rights.

All of these actions may affect the amount of cash or equity distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “Our Cash Distribution Policy.” For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make such distribution on all outstanding units. Please read “Our Cash Distribution Policy—Operating Surplus and Capital Surplus—Operating Surplus.”

The directors and officers of our sponsor have a fiduciary duty to make decisions in the best interests of the owners of our sponsor, which may be contrary to our interests.

Because certain officers and certain directors of our general partner are also directors and/or officers of affiliates of our general partner, including our sponsor, they have fiduciary duties to our sponsor that may cause them to pursue business strategies that disproportionately benefit our sponsor or which otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us, such as our sponsor, in exercising certain rights under our partnership agreement.

Our partnership agreement contains provisions that permissibly reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to any units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation.

Our partnership agreement limits the liability of, and replaces the duties owed by, our general partner and also restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement provides that:

•	our general partner shall not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed that the decision was not adverse to the interests of our partnership;

•	our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those other persons acted in bad faith or, in the case of a criminal matter, acted with knowledge that its conduct was criminal; and

•	in resolving conflicts of interest, it will be presumed that in making its decision the general partner, the board of directors of the general partner or the conflicts committee of the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

By purchasing a common unit, a common unitholder will agree to become bound by the provisions in our partnership agreement, including the provisions discussed above. Please read “—Fiduciary Duties.”

Common unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not and will not be the result of arm’s-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations. Our general partner will determine, in good faith, the terms of any of such future transactions.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval, necessary or appropriate to conduct our business including, but not limited to, the following actions:

•	expending, lending, or borrowing money, assuming, guaranteeing, or otherwise contracting for, indebtedness and other liabilities, issuing evidences of indebtedness, including indebtedness that is convertible into our securities, and incurring any other obligations;

•	preparing and transmitting tax, regulatory and other filings, periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

•	acquiring, disposing, mortgaging, pledging, encumbering, hypothecating, or exchanging our assets or merging or otherwise combining us with or into another person;

•	negotiating, executing and performing contracts, conveyance or other instruments;

•	distributing cash;

•	selecting or dismissing employees and agents, outside attorneys, accountants, consultants and contractors and determining their compensation and other terms of employment or hiring;

•	maintaining insurance for our benefit;

•	forming, acquiring an interest in, and contributing property and loaning money to, any further limited partnerships, joint ventures, corporations, limited liability companies or other relationships;

•	controlling all matters affecting our rights and obligations, including bringing and defending actions at law or in equity or otherwise litigating, arbitrating or mediating, and incurring legal expense and settling claims and litigation;

•	indemnifying any person against liabilities and contingencies to the extent permitted by law;

•	purchasing, selling or otherwise acquiring or disposing of our partnership interests, or issuing additional options, rights, warrants, appreciation rights, phantom or tracking interests relating to our partnership interests; and

•	entering into agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Please read “The Partnership Agreement” for information regarding the voting rights of unitholders.

Common units are subject to our general partner’s call right.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at the market price calculated in accordance with the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “The Partnership Agreement—Limited Call Right.”

We may not choose to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee of the board of directors of our general partner and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the conflict committee in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict, although we may choose not to do so.

Our general partner’s affiliates may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

Our partnership agreement provides that our general partner is restricted from engaging in any business other than those incidental to its ownership of interests in us. However affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us, our sponsor or its affiliates, may acquire, construct or dispose of assets in the future without any obligation to offer us the opportunity to acquire those assets. In addition, under our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner and its affiliates. As a result, neither our general partner nor any of its affiliates have any obligation to present business opportunities to us.

The holder or holders of our incentive distribution rights may elect to cause us to issue common units to it in connection with a resetting of incentive distribution levels without the approval of our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

The holder or holders of a majority of our incentive distribution rights (initially our general partner) have the right, at any time when there are no subordinated units outstanding and they have received incentive distributions at the highest level to which they are entitled (48.0%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distribution levels at the time of the exercise of the reset election. Following a reset election, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per common unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per unit without such conversion. However, our general partner may transfer the incentive distribution rights at any time. It is possible that our general partner or a transferee could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when the holders of the incentive distribution rights expect that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, the holders of the incentive distribution rights may be experiencing, or may expect to experience, declines in the cash distributions it receives related to the incentive distribution rights and may therefore desire to be issued our common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for them to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new common units to the holders of the incentive distribution rights in connection with resetting the target distribution levels. Please read “Our Cash Distribution Policy— General Partner Interest and Incentive Distribution Rights.”

Fiduciary Duties

Duties owed to unitholders by our general partner are prescribed by law and in our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership.

Our partnership agreement contains various provisions that eliminate and replace the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that otherwise might be prohibited by state law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has a duty to manage our partnership in good faith and a duty to manage our general partner in a manner beneficial to its owner. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. Replacing the fiduciary duty standards in this manner benefits our general partner by enabling it to take into consideration all parties involved in the proposed action. Replacing the fiduciary duty standards also strengthens the ability of our general partner to attract and retain experienced and capable directors. Replacing the fiduciary duty standards represents a detriment to our public unitholders because it restricts the remedies available to our public unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permits our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interests.

The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State law fiduciary standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the Partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that any action taken or transaction engaged in be entirely fair to the partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards replace the obligations to which our general partner would otherwise be held.

If our general partner does not obtain approval from the conflicts committee of the board of directors of our general partner or our common unitholders, excluding any such units owned by our general partner or its affiliates, and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, its board, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards replace the obligations to which our general partner would otherwise be held.

Rights and remedies of unitholders

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its duties or of our partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

The Delaware Act provides that, unless otherwise provided in a partnership agreement, a partner or other person shall not be liable to a limited partnership or to another partner or to another person that is a party to or is otherwise bound by a partnership agreement for breach of fiduciary duty for the partner’s or other person’s good faith reliance on the provisions of the partnership agreement. Under our partnership agreement, to the extent that, at law or in equity an indemnitee has duties (including fiduciary duties) and liabilities relating thereto to us or to our partners, our general partner and any other indemnitee acting in connection with our business or affairs shall not be liable to us or to any partner for its good faith reliance on the provisions of our partnership agreement.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was criminal. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement—Indemnification.”

OUR CASH DISTRIBUTION POLICY

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

General

Intent to Distribute the Minimum Quarterly Distribution

Beginning with the quarter ending March 31, 2013, on or about the last day of each of February, May, August and November, we intend to distribute to the holders of record of common and subordinated units on or about the 15th day of each such month at least the minimum quarterly distribution of $0.4125 per unit, or $1.65 on an annualized basis, to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates.

Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner. Our partnership agreement does not contain a requirement for us to pay distributions to our unitholders, and there is no guarantee that we will pay the minimum quarterly distribution, or any distribution, on the units in any quarter. However, it does contain provisions intended to motivate our general partner to make steady, increasing and sustainable distributions over time.

The distributions declared by quarter for 2013 since the close of the IPO on January 24, 2013 were as follows:

Distributions (1)
First Quarter	$0.307100
Second Quarter	0.422500
Third Quarter	0.432500
Fourth Quarter	0.475000

(1)	Distributions were declared in April 2013, July 2013, October 2013 and January 2014 and were paid on or around the last day of May 2013, August 2013, November 2013 and February 2014. The initial cash distribution rate of $0.307100 per limited partner unit was paid on May 31, 2013 to holders of record on May 15, 2013. This amount reflects the proration of the $0.412500 minimum quarterly cash distribution rate for the period from the closing of our IPO on January 24, 2013 through March 31, 2013.

General Partner Interest and Incentive Distribution Rights

Initially, our general partner will be entitled to 2% of all quarterly distributions since our inception that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute up to a proportionate amount of capital to us to maintain its current general partner interest. The general partner’s initial 2% interest in these distributions will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest.

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 48%, of the cash we distribute from operating surplus (as defined below) in excess of $0.4744 per unit per quarter. The maximum distribution of 48% does not include any distributions that our general partner may receive on common units or subordinated units that it owns or on its general partner interest.

Operating Surplus and Capital Surplus

General

Any distributions we make will be characterized as made from “operating surplus” or “capital surplus.” Distributions from operating surplus are made differently than cash distributions that we would make from capital surplus. Operating surplus distributions will be made to our unitholders and, if we make quarterly distributions above the first target distribution level described below, to the holder of our incentive distribution rights. We do not anticipate that we will make any distributions from capital surplus. In such an event, however, any capital surplus distribution would be made pro rata to all unitholders, but the holder of the incentive distribution rights would generally not participate in any capital surplus distributions with respect to those rights.

In determining operating surplus and capital surplus, we will only take into account our proportionate share of our consolidated subsidiaries, provided they are not wholly owned, and our proportionate share of entities accounted for under the equity method.

Operating Surplus

We define operating surplus as:

•	$26.5 million (as described below); plus

•	All of our cash receipts after the closing of our IPO, including amounts received by us from our sponsor under the omnibus agreement to the extent such amounts offset operating expenditures or lost revenue, but excluding cash from interim capital transactions (as defined below); plus

•	working capital borrowings made after the end of a period but on or before the date of determination of operating surplus for the period; plus

•	cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights), other than equity issued on the closing date of our IPO, to finance all or a portion of expansion capital expenditures in respect of the period from such financing until the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; plus

•	cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights) to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures referred to above, in each case, in respect of the period from such financing until the earlier to occur of the date the capital asset is placed in service and the date that it is abandoned or disposed of; plus

•	any portion of the proceeds of our IPO retained to offset discounts related to tax credits equal to the aggregate amount of such discounts provided to customers during such periods; less

•	all of our operating expenditures (as defined below) after the closing of our IPO; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings; less

•	any cash loss realized on disposition of an investment capital expenditure.

Cash receipts equal to our proportionate share of any accounts receivable existing on the closing date of our IPO that are retained by the sponsor will be included in operating surplus when collected.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by our operations. For example, it includes a basket of $26.5 million that will enable us, if we choose, to distribute as operating surplus cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deemed repayment.

We define operating expenditures in our partnership agreement, which generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner or its affiliates, payments made in the ordinary course of business under interest rate hedge agreements or commodity hedge agreements (provided that (1) with respect to amounts paid in connection with the initial purchase of an interest rate hedge contract or a commodity hedge contract, such amounts will be amortized over the life of the applicable interest rate hedge contract or commodity hedge contract and (2) payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract), officer compensation, repayment of working capital borrowings, debt service payments and ongoing capital expenditures and estimated replacement capital expenditures (as discussed in further detail below), provided that operating expenditures will not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the penultimate bullet point of the definition of operating surplus above when such repayment actually occurs;

•	payments (including prepayments and prepayment penalties and the purchase price of indebtedness that is repurchased and cancelled) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures;

•	actual replacement capital expenditures (as discussed in further detail below);

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions;

•	distributions to our partners (including distributions in respect of our incentive distribution rights); or

•	repurchases of equity interests except to fund obligations under employee benefit plans.

Capital Surplus

Capital surplus is defined in our partnership agreement as any cash distributed in excess of our operating surplus. Accordingly, capital surplus would generally be generated only by the following (which we refer to as “interim capital transactions”):

•	borrowings, refinancings or refundings of indebtedness other than working capital borrowings;

•	sales of our equity and debt securities;

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of normal retirement or replacement of assets; and

•	capital contributions received, except for cash payments received pursuant to Section 4.1 of the omnibus agreement.

Characterization of Cash Distributions

Our partnership agreement requires that we treat all cash distributed as coming from operating surplus until the sum of all cash distributed since the closing of our IPO equals the operating surplus from the closing of our IPO through the end of the quarter immediately preceding that distribution. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as distributions of capital surplus. As described above, operating surplus includes up to $26.5 million, which does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to this amount that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

We distinguish between ongoing capital expenditures and estimated replacement capital expenditures. Ongoing capital expenditures are capital expenditures made to maintain the existing operating capacity of our assets and/or to extend their useful lives. Ongoing capital expenditures also include new equipment that improves the efficiency, reliability or effectiveness of existing assets. Ongoing capital expenditures do not include normal repairs and maintenance, which are expensed as incurred, or significant replacement capital expenditures, as described in detail in the next paragraph. Examples of ongoing capital expenditures include expenditures associated with the replacement of coke ovens and other equipment and maintaining the integrity and safety of our coke ovens to comply with environmental regulations. Given the nature of our business, we expect that our ongoing capital expenditures will be reasonably predictable, and we do not expect the amount of our actual ongoing capital expenditures to differ substantially from period to period.

Estimated replacement capital expenditures represent an annual accrual necessary to fund our share of the estimated cost to replace or rebuild our facilities at the end of their working lives. Actual replacement capital expenditures may also include interest (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or a portion of the construction of a major capital asset during a construction period. Because our replacement capital expenditures will be irregular, the amount of our actual replacement capital expenditures will likely differ substantially from period to period, which would cause fluctuations in operating surplus if we subtracted actual replacement capital expenditures from operating surplus. Accordingly, to eliminate the effect on operating surplus of these fluctuations, our partnership agreement requires that an amount equal to the average quarterly estimated replacement capital expenditures that we will incur over the long term to replace our major capital assets at the end of their working lives be subtracted from operating surplus each quarter, as opposed to any amount actually spent.

Our partnership agreement requires that, on a quarterly basis, we subtract from operating surplus (i) our actual ongoing capital expenditures, and (ii) a pro rata portion of the current estimate of the cost which would be required to replace our major capital assets at the end of their working lives. The portion of estimated replacement capital expenditures being deducted from operating surplus will be subject to review and prospective change by our general partner at least once a year, provided that any change is approved by our conflicts committee. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our replacement capital expenditures, such as a major acquisition. Our partnership agreement does not cap the amount of replacement capital expenditures that our general partner may estimate. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only.

The use of estimated replacement capital expenditures in calculating operating surplus will have the following effects:

•	the amount of actual replacement capital expenditures in any quarter will not directly reduce operating surplus but will instead be factored into the estimate of the average replacement capital expenditures. This may result in the subordinated units converting into common units when the use of actual replacement capital expenditures would result in lower operating surplus during the subordination period and potentially result in the tests for conversion of the subordinated units not being satisfied;

•	it may increase our ability to distribute as operating surplus cash we receive from non-operating sources; and

•	it may be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions on the incentive distribution rights held by our general partner.

Expansion capital expenditures are those capital expenditures that we expect will increase our operating capacity over the long term. Examples of expansion capital expenditures include the acquisition and/or construction of complementary assets to grow our business and to expand existing facilities, such as projects that increase coke production from existing facilities, to the extent such capital expenditures are expected to expand our long-term operating capacity. Expansion capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of the construction of such capital improvement in respect of the period that commences when we enter into a binding obligation to commence construction of a capital improvement and ending on the earlier to occur of the date any such capital improvement commences commercial service and the date that it is disposed of or abandoned. Capital expenditures made solely for investment purposes will not be considered expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are not ongoing capital expenditures, replacement capital expenditures or expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of assets that are in excess of the maintenance of our existing operating capacity, but which are not expected to expand, for more than the short term, our operating capacity.

As described below, neither investment capital expenditures nor expansion capital expenditures are included in operating expenditures, and thus will not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of the construction of a capital asset in respect of a period that begins when we enter into a binding obligation to commence construction of a capital improvement and ending on the earlier to occur of the date any such capital asset commences commercial service and the date that it is abandoned or disposed of, such interest payments also do not reduce operating surplus. Losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Capital expenditures that are made in part for ongoing capital purposes, replacement capital purposes, investment capital purposes and/or expansion capital purposes will be allocated as ongoing capital expenditures, replacement capital expenditures, investment capital expenditures or expansion capital expenditures by our general partner.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we describe below), the common units will have the right to receive distributions from operating surplus each quarter in an amount equal to $0.4125 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions from operating surplus until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be sufficient cash from operating surplus to pay the minimum quarterly distribution on the common units.

Determination of Subordination Period

Our sponsor owns all of our subordinated units. The subordination period began on the closing date of our IPO and, except as described below, will expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending December 31, 2015, if each of the following has occurred:

•	distributions from operating surplus on each of the outstanding common units and subordinated units and the related distribution on the general partner interest equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common and subordinated units and the related distribution on the general partner interest during those periods on a fully diluted weighted average basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

We have met the requirements of the test set forth above for the period since our IPO and if we continue to meet the requirements of this test, our subordinated units will convert to common units on the earliest date provided in our partnership agreement, which will be the first business day after the distribution to unitholders in respect of the quarter ending December 31, 2015.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the subordinated units will convert into common units on a one-for-one basis, on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending December 31, 2013, if each of the following has occurred:

•	distributions from operating surplus exceeded $2.48 (150% of the annualized minimum quarterly distribution) on all outstanding common units and subordinated units and the related distribution on the general partner interest, plus the related distributions on the incentive distribution rights for a four-quarter period immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of $2.48 (150% of the annualized minimum quarterly distribution) on all of the outstanding common and subordinated units and the related distributions on the general partner interest during that period on a fully diluted weighted average basis, plus the related distribution on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

Expiration Upon Removal of the General Partner

In addition, if the unitholders remove our general partner other than for cause:

•	the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (1) neither such person nor any of its affiliates voted any of its units in favor of the removal and (2) such person is not an affiliate of the successor general partner;

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will then participate pro-rata with the other common units in distributions.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus consists of:

•	operating surplus generated with respect to that period (excluding any amounts attributable to the items described in the first bullet point under “—Operating Surplus and Capital Surplus—Operating Surplus” above); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium; plus

•	any net decrease made in subsequent periods in cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to the third bullet point above.

Distributions from Operating Surplus During the Subordination Period

If we make a distribution from operating surplus for any quarter during the subordination period, our partnership agreement requires that we make the distribution in the following manner:

•	first, 98% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

Distributions from Operating Surplus After the Subordination Period

If we make distributions of cash from operating surplus for any quarter after the subordination period, our partnership agreement requires that we make the distribution in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest and Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of equity securities.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner initially will be entitled to 2% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute up to a proportionate amount of capital to us in order to maintain its 2% general partner interest if we issue additional units. Our general partner’s 2% interest, and the percentage of our cash distributions to which it is entitled from such 2% interest, will be proportionately reduced if we issue additional units in the future (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units or upon the expiration of such option, the issuance of common units upon conversion of outstanding subordinated units or the issuance of common units upon a reset of the incentive distribution rights) and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2% general partner interest. Our partnership agreement does not require that our general partner fund its capital contribution with cash. It may instead fund its capital contribution by the contribution to us of common units or other property.

Incentive distribution rights represent the right to receive increasing percentages (13%, 23% and 48%) of quarterly distributions from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in our partnership agreement.

The following discussion assumes that our general partner maintains its 2% general partner interest and that our general partner continues to own the incentive distribution rights.

If for any quarter:

•	we have distributed cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then we will make additional distributions from operating surplus for that quarter among the unitholders and the general partner in the following manner:

•	first, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives a total of $0.4744 per unit for that quarter (the “first target distribution”);

•	second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $0.5156 per unit for that quarter (the “second target distribution”);

•	third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $0.6188 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

Percentage Allocations of Distributions from Operating Surplus

The following table illustrates the percentage allocations of distributions from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under the column heading “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any distributions from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution per Unit Target Amount.” The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2% general partner interest and assume that our general partner has contributed any additional capital necessary to maintain its 2% general partner interest, our general partner has not transferred its incentive distribution rights and there are no arrearages on common units.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution per Unit Target Amount	Unitholders	General Partner
Minimum Quarterly Distribution	$ 0.412500	98%	2%
First Target Distribution	above $ 0.412500 up to $ 0.474375	98%	2%
Second Target Distribution	above $ 0.474375 up to $ 0.515625	85%	15%
Third Target Distribution	above $ 0.515625 up to $ 0.618750	75%	25%
Thereafter	above $ 0.618750	50%	50%

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions are payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for the prior four consecutive fiscal quarters and the amount of each such distribution did not exceed adjusted operating surplus for such quarter, respectively. If our general partner and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset will be subject to the prior written concurrence of the general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the cash distribution per common unit during such two-quarter period. Our general partner’s general partner interest in us (currently 2%) will be maintained at the percentage immediately prior to the reset election.

The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the amount of cash distributions received by our general partner in respect of its incentive distribution rights for the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the amount of cash distributed per common unit during each of these two quarters.

Following a reset election, a baseline minimum quarterly distribution amount will be calculated as an amount equal to the cash distribution amount per unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 98.0% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives an amount per unit equal to 115% of the reset minimum quarterly distribution for that quarter;

•	second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution for the quarter;

•	third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives an amount per unit equal to 150% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

Because a reset election can only occur after the subordination period expires, the reset minimum quarterly distribution will have no significance except as a baseline for the target distribution levels.

The following table illustrates the percentage allocation of distributions of available cash from operating surplus between the unitholders and our general partner at various distribution levels (1) pursuant to the distribution provisions of our partnership agreement, as well as (2) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.65.

		Marginal Percentage Interest in Distributions
	Quarterly Distribution per Unit Prior to Reset	Unitholders	General Partner	Quarterly Distribution per Unit Following Hypothetical Reset
Minimum Quarterly Distribution	$0.412500	98%	2%	$0.6500
First Target Distribution	above $0.412500 up to $0.474375	98%	2%	above $0.6500 up to $0.7475 (1)
Second Target Distribution	above $0.474375 up to $0.515625	85%	15%	above $0.7475 (1) up to $0.8125 (2)
Third Target Distribution	above $0.515625 up to $0.618750	75%	25%	above $0.8125 (2) up to $0.9750 (3)
Thereafter	above $0.618750	50%	50%	above $0.9750 (3)

(1)	This amount is 115% of the hypothetical reset minimum quarterly distribution.
(2)	This amount is 125% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and our general partner, including in respect of its incentive distribution rights, or IDRs, based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be 31,419,394 common units outstanding, our general partner’s 2.0% interest has been maintained and the average distribution to each common unit would be $0.65 per quarter for the two consecutive non-overlapping quarters prior to the reset.

	Prior to Reset (1)
				General Partner Cash Distributions
	Quarterly Distribution per Unit		Common Unitholders Cash Distribution	Common Units	2.0% General Partner Interest	IDRs	Total	Total Distribution
Minimum Quarterly Distribution		$0.412500	$12,960,500	—	$264,500	$—	$264,500	$13,255,000
First Target Distribution	above $ up to $	0.412500 0.474375	1,944,075	—	39,675	—	39,675	1,983,750
Second Target Distribution	above $ up to $	0.474375 0.515625	1,296,050	—	30,495	198,219	228,715	1,524,765
Third Target Distribution	above $ up to $	0.515625 0.618750	3,240,125	—	86,403	993,638	1,080,042	4,320,167
Thereafter	above $	0.618750	981,856	—	39,274	942,582	981,856	1,963,712

			$20,422,606	—	$460,348	$2,134,440	$2,594,787	$23,017,393

(1)	The sums of some columns and rows may not add up due to rounding.

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and our general partner, including in respect of its incentive distribution rights, with respect to the quarter after the reset occurs. The table reflects that as a result of the reset there would be 34,703,147 common units outstanding, our general partner has maintained its 2% general partner interest and that the average distribution to each common unit would be $0.65. The number of common units to be issued to our general partner upon the reset was calculated by dividing (1) the average of the amounts received by the general partner in respect of its incentive distribution rights for the two consecutive non- overlapping quarters prior to the reset as shown in the table above, or $2,134,440, by (2) the average of the cash distributions made on each common unit per quarter for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, or $0.65.

	After Reset (1)
				General Partner Cash Distributions
	Quarterly Distribution per Unit		Common Unitholders Cash Distribution	Common Units	2.0% General Partner Interest	IDRs	Total	Total Distribution
Minimum Quarterly Distribution		$0.6500	$20,422,606	$2,134,440	$460,348	$—	$2,594,787	$23,017,393
First Target Distribution	above $ up to $	0.6500 0.7475	—	—	—	—	—	—
Second Target Distribution	above $ up to $	0.7475 0.8125	—	—	—	—	—	—
Third Target Distribution	above $ up to $	0.8125 0.9750	—	—	—	—	—	—
Thereafter	above $	0.9750	—	—	—	—	—	—

			$20,422,606	$2,134,440	$460,348	$0	$2,594,787	$23,017,393

(1)	The sums of some rows may not add up due to rounding.

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

Our partnership agreement requires that we make distributions from capital surplus, if any, in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until the minimum quarterly distribution is reduced to zero, as described below;

•	second, 98.0% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each common unit an amount from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions from capital surplus as if they were from operating surplus.

Effect of a Distribution From Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from our IPO, which is a return of capital. The IPO price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we have distributed capital surplus on a unit issued in our IPO in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and target distribution levels to zero. We will then make all future distributions from operating surplus, with 50% is paid to all unitholders, pro rata, and 2% to our general partner and 48% to the holder of our incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our common units into fewer common units or subdivide our common units into a greater number of common units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	the target distribution levels;

•	the unrecovered initial unit price; and

•	the per unit amount of any outstanding arrearages in payment of the minimum quarterly distribution.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50.0% of its initial level, and each subordinated unit would be split into two subordinated units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if as a result of a change in law or interpretation thereof, we or any of our subsidiaries are treated as an association taxable as a corporation or is otherwise subject to additional taxation as an entity for U.S. federal, state, local or non-U.S. income or withholding tax purposes, our general partner may, in its sole discretion, reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is cash for that quarter (after deducting our general partner’s estimate of our additional aggregate liability for the quarter for such income and withholdings taxes payable by reason of such change in law or interpretation) and the denominator of which is the sum of (1) cash for that quarter, plus (2) our general partner’s estimate of our additional aggregate liability for the quarter for such income and withholding taxes payable by reason of such change in law or interpretation thereof. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in distributions with respect to subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain or loss upon our liquidation to achieve this goal and cash may be distributed to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will generally allocate any gain to the partners in the following manner:

•	first, to our general partner to the extent of any negative balance in its capital account;

•	second, 98% to the common unitholders, pro rata, and 2% to our general partner, until the capital account for each common unit is equal to the sum of: (1) the unrecovered initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until the capital account for each subordinated unit is equal to the sum of: (1) the unrecovered initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 98% to all common and subordinated unitholders, pro rata, and 2% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98.0% to the common and subordinated unitholders, pro rata, and 2% to our general partner, for each quarter of our existence;

•	fifth, 85% to all common and subordinated unitholders, pro rata, and 15% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the first target distribution per unit that we distributed 85% to the common and subordinated unitholders, pro rata, and 15% to our general partner for each quarter of our existence;

•	sixth, 75.0% to all common and subordinated unitholders, pro rata, and 25.0% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the second target distribution per unit that we distributed 75.0% to the common and subordinated unitholders, pro rata, and 25.0% to our general partner for each quarter of our existence; and

•	thereafter, 50.0% to all common and subordinated unitholders, pro rata, and 50.0% to our general partner.

The percentage interests set forth above are based on the assumption that our general partner has not transferred the incentive distribution rights and that we do not issue additional classes of equity securities. If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the fourth bullet point above will no longer be applicable.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, after making allocations of loss to the general partner and the unitholders in a manner intended to offset in reverse order the allocations of gain that have previously been allocated, we will generally allocate any loss to our general partner and unitholders in the following manner:

•	first, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, 98% to the holders of common units in proportion to the positive balances in their capital accounts, and 2% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for federal income tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the partners’ capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made. By contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and our general partner based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. In the event we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section summarizes the material federal income tax consequences that may be relevant to prospective unitholders and is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the federal income tax consequences to a prospective unitholder to vary substantially from those described below. Unless the context otherwise requires, references in this section to “we” or “us” are references to SunCoke Energy Partners, L.P. and its subsidiaries.

Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us to them for this purpose. However, this section does not address all federal income tax matters that affect us or our unitholders and does not describe the application of the alternative minimum tax that may be applicable to certain unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States (for federal income tax purposes), who have the U.S. dollar as their functional currency, who purchase units subject to this registration statement, who do not materially participate in the conduct of our business activities, and who hold such units as capital assets (including, property that is held for investment). This section has limited applicability to corporations, partnerships (including entities treated as partnerships for federal income tax purposes), estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts (“IRAs”), employee benefit plans, real estate investment trusts or mutual funds. The U.S. federal income tax laws are complex, and their impact can vary based upon the individual’s particular circumstances. Accordingly, we encourage each unitholder to consult the unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences particular to that unitholder resulting from ownership or disposition of units and potential changes in applicable tax laws.

We are relying on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the Internal Revenue Service (the “IRS”) or a court. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for units and the prices at which units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution. Furthermore, the tax consequences of an investment in us may be significantly modified by future legislative or administrative changes or court decisions, which may be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following federal income tax issues: (1) the treatment of a unitholder whose units are the subject of a securities loan (e.g., a loan to a short seller to cover a short sale of units) (please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”); and (3) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Taxation of the Partnership

Partnership Status

We will be treated as a partnership for U.S. federal income tax purposes and, therefore, will not be liable for entity-level federal income taxes. Instead, as described below, each of our unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its federal income tax liability as if the unitholder had earned such income directly, even if we make no cash distributions to the unitholder.

Distributions we make to a unitholder generally will not give rise to income or gain taxable to such unitholder, unless the amount of cash distributed exceeds the unitholder’s adjusted tax basis in its units.

Section 7704 of the Code provides that publicly-traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes (i) income and gains derived from the exploration, development, mining or production, processing, refining, transportation, and marketing of any mineral or natural resource (such as the refining and processing of coal), (ii) interest (other than from a financial business), (iii) dividends, (iv) gains from the sale of real property and (v) gains from the sale or other disposition of capital assets held for the production of qualifying income. We estimate that more than 90% of our current gross income is qualifying income.

Based upon factual representations made by us and our general partner regarding the composition of our income and the other representations set forth below, Vinson & Elkins L.L.P. is of the opinion that we and each of our operating subsidiaries will be treated as a partnership for federal income tax purposes. In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied include, without limitation:

(a) Neither we nor any of our operating subsidiaries has elected to be treated as a corporation for federal income tax purposes; and

(b) For each taxable year, including the year of our IPO, more than 90% of our gross income will be income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then as distributing that stock to our unitholders in liquidation. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

The present federal income tax treatment of publicly-traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly-traded partnerships. One such legislative proposal would have eliminated the qualifying income exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our units.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders. Our taxation as a corporation would materially reduce the cash available for distribution to unitholders and thus would likely substantially reduce the value of our units. Any distribution made to a unitholder at a time we are treated as a corporation would be (i) a taxable dividend to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder’s tax basis in its units, and thereafter (iii) taxable capital gain.

The remainder of this discussion is based on the opinion of Vinson & Elkins L.L.P. that we will be treated as a partnership for federal income tax purposes.

Entity-Level Taxation

Even though we (as a partnership for U.S. federal income tax purposes) are not subject to U.S. federal income tax, we may elect to conduct some portion of our operations through corporate subsidiaries. Such subsidiaries would be subject to corporate-level tax, which reduces the cash available for distribution to us and, in turn, to our unitholders. Moreover, some of our subsidiaries and operations may be subject to income and other taxes in the jurisdictions in which they are organized or from which they receive income. Such taxation will reduce the amount of cash we have available for distribution to unitholders.

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of the partnership, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of the partnership for federal income tax purposes. For a discussion related to the risks of losing partner status as a result of securities loans, please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans.” Unitholders who are not treated as partners of the partnership as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under the circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our unitholders, and aside from any taxes paid by our corporate subsidiaries (please read “—Taxation of the Partnership—Entity-Level Taxation” above), we will not pay any federal income tax. Rather, each unitholder will be required to report on its federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Basis of Units

A unitholder’s tax basis in its units initially will be the amount paid for those units plus the unitholder’s allocable share of our liabilities. That basis will be (i) increased by the unitholder’s share of our income and any increases in such unitholder’s share of our liabilities, and (ii) decreased, but not below zero, by the amount of all distributions to the unitholder, the unitholder’s share of our losses, and any decreases in its share of our liabilities. The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests.

Treatment of Distributions

Distributions made by us to a unitholder will not be taxable to the unitholder, unless such distributions exceed the unitholder’s tax basis in its units, in which case the unitholder will recognize gain taxable in the manner described below under “—Disposition of Units.”

Any reduction in a unitholder’s share of our liabilities will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units may decrease the unitholder’s share of our liabilities. For purposes of the foregoing, a unitholder’s share of our nonrecourse liabilities (liabilities for which no partner bears the economic risk of loss) will be based upon that unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess liabilities allocated based on the unitholder’s share of our profits. Please read “Disposition of Units.”

A non-pro rata distribution of money or property (including a deemed distribution as a result of the reallocation of our liabilities as described above) may cause a unitholder to recognize ordinary income if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for a portion of the non-pro rata distribution. This deemed exchange will result in the unitholder’s recognition of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (typically zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Limitations on Deductibility of Losses

A unitholder may not be entitled to deduct the full amount of loss we allocate to it because its share of our losses will be limited to the lesser of (i) the unitholder’s tax basis in its units, and (ii) in the case of a unitholder that is an individual, estate, trust or certain types of closely-held corporations, the amount for which the unitholder is considered to be “at risk” with respect to our activities. A unitholder will be at risk to the extent of its tax basis in its units, reduced by (1) any portion of that basis attributable to the unitholder’s share of our liabilities, (2) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement and (3) any amount of money the unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment. A unitholder subject to the at risk limitation must recapture losses deducted in previous years to the extent that distributions (including distributions deemed to result from a reduction in a unitholder’s share of nonrecourse liabilities) cause the unitholder’s at risk amount to be less than zero at the end of any taxable year.

Losses disallowed to a unitholder or recaptured as a result of the basis or at risk limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used.

In addition to the basis and at risk limitations, a passive activity loss limitation limits the deductibility of losses incurred by individuals, estates, trusts, some closely-held corporations and personal service corporations from “passive activities” (including, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will be available to offset only passive income generated by us, and will not be available to offset a unitholder’s salary or active business income. Passive losses that exceed a unitholder’s share of passive income we generate may be deducted in full when the unitholder disposes of all of its units in a fully taxable transaction with an unrelated party. The passive loss rules are applied after other applicable limitations on deductions, including the at risk and basis limitations.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	interest expense allocated against portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent allocable against portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses other than interest directly connected with the production of investment income. Net investment income does not include qualified dividend income (if applicable) or gains attributable to the disposition of property held for investment. A unitholder’s share of a publicly-traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on behalf of any current or former unitholder or our general partner, we are authorized to treat the payment as a distribution of cash to the relevant unitholder or general partner. Where the tax is payable on behalf of all unitholders or we cannot determine the specific unitholder on whose behalf the tax is payable, we are authorized to treat the payment as a distribution to all current unitholders. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder, in which event the unitholder may be entitled to claim a refund of the overpayment amount. Unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Allocation of Income, Gain, Loss and Deduction

If we have a net profit, our items of income, gain, loss and deduction will be allocated amongst our unitholders in accordance with their percentage interests in us. If we have a net loss, our items of income, gain, loss and deduction will be allocated first among our unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and thereafter to our general partner. At any time that distributions are made with respect to common units and not with respect to subordinated units, or that incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of such distributions.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code (or the principles of Section 704(c) of the Code) to account for any difference between the tax basis and fair market value of our assets at the time such assets are contributed to us and at the time of any subsequent offering of our units, or a Book-Tax Disparity. As a result, the federal income tax burden associated with any Book-Tax Disparity immediately prior to an offering will be borne by our partners holding interests in us prior to such offering. In addition, items of recapture income will be specially allocated to the extent possible to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Code to eliminate a Book-Tax Disparity, will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of the partner’s interest in us, which will be determined by taking into account all the facts and circumstances, including (i) his relative contributions to us, (ii) the interests of all the partners in profits and losses, (iii) the interest of all the partners in cash flow and (iv) the rights of all the partners to distributions of capital upon liquidation. Vinson & Elkins LLP is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations of income, gain, loss or deduction under our partnership agreement will be given effect for federal income tax purposes.

Treatment of Securities Loans

A unitholder whose units are loaned (for example, a loan to “short seller” to cover a short sale of units) may be treated as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period (i) any of our income, gain, loss or deduction allocated to those units would not be reportable by the lending unitholder, and (ii) any cash distributions received by the unitholder as to those units may be treated as ordinary taxable income.

Due to a lack of controlling authority, Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder that enters into a securities loan with respect to its units. Unitholders desiring to assure their status as partners and avoid the risk of income recognition from a loan of their units are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Tax Rates

Under current law, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (gains from the sale or exchange of certain investment assets held for more than one year) are 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

In addition, a 3.8% net investment income tax (“NIIT”) applies to certain net investment income earned by individuals, estates, and trusts. For these purposes, net investment income includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if married filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We have made the election permitted by Section 754 of the Code that permits us to adjust the tax bases in our assets as to specific purchasers of our units under Section 743(b) of the Code. That election is irrevocable without the consent of the IRS. The Section 743(b) adjustment separately applies to each purchaser of units based upon the values and bases of our assets at the time of the relevant purchase, and the adjustment will reflect the purchase price paid. The Section 743(b) adjustment does not apply to a person who purchases units directly from us.

The IRS may challenge the positions we adopt with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of units due to lack of controlling authority. Because a unitholder’s tax basis for its units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of units may be increased without the benefit of additional deductions.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation to goodwill or nondepreciable assets.

Goodwill, as an intangible asset, is nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We will use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income its share of our income, gain, loss and deduction for each taxable year ending within or with its taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax bases of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation deductions previously taken, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Units—Recognition of Gain or Loss.”

The costs we incur in offering and selling our units, called syndication expenses, must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the initial tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders could change, and unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

A unitholder will be required to recognize gain or loss on a sale of units equal to the difference between the unitholder’s amount realized and tax basis in the units sold. A unitholder’s amount realized will equal the sum of the cash or the fair market value of other property it receives plus its share of our liabilities with respect to such units. Because the amount realized includes a unitholder’s share of our liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit held for more than one year will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets, such as depreciation recapture. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and capital gain or loss upon a sale of units. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

For purposes of calculating gain or loss on the sale of units, the unitholder’s tax basis will be adjusted by its allocable share of our income or loss in respect of its units for the year of the sale. Furthermore, as described above, the IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed in the paragraph above, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” financial position, including a partnership interest with respect to which gain would be recognized if it were sold, assigned or terminated at its fair market value, in the event the taxpayer or a related person enters into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

Our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, or the Allocation Date.

However, gain or loss realized on a sale or other disposition of our assets or, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly-traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly-traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the final Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses could be reallocated among our unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deduction attributable to the month of disposition but will not be entitled to receive a cash distribution for that period.

Notification Requirements

A unitholder who sells or purchases any of its units is, except as described below, required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction in the case of a seller). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have “constructively” terminated as a partnership for federal income tax purposes upon the sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For such purposes, multiple sales of the same unit are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than the calendar year, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination.

A constructive termination occurring on a date other than December 31 would require that we file two tax returns for one fiscal year, thereby increasing our administration and tax preparation costs. However, pursuant to an IRS relief procedure, the IRS may allow a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. Following a constructive termination, we would be required to make new tax elections, including a new election under Section 754 of the Code, and the termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination may either accelerate the application of, or subject us to, any tax legislation enacted before the termination that would not otherwise have been applied to us as a continuing as opposed to a terminating partnership.

Uniformity of Units

Because we cannot match transferors and transferees of units and for other reasons, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements. Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our units. These positions may include reducing the depreciation, amortization or loss deductions to which a unitholder would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Vinson & Elkins L.L.P. is unable to opine as to the validity of such filing positions.

A unitholder’s basis in units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “— Disposition of Units—Recognition of Gain or Loss” above and “—Tax Consequences of Unit Ownership—Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans and other tax-exempt organizations, as well as by non-resident alien individuals, non-U.S. corporations and other non-U.S. persons (collectively, “Non-U.S. Unitholders”) raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective unitholders that are tax-exempt entities or Non-U.S. Unitholders should consult their tax advisors before investing in our units.

Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income will be unrelated business taxable income and will be taxable to a tax-exempt unitholder.

Non U.S. Unitholders are taxed by the United States on income effectively connected with a U.S. trade or business (“effectively connected income”) and on certain types of U.S.-source non-effectively connected income (such as dividends), unless exempted or further limited by an income tax treaty, and will be treated as engaged in business in the United States because of their ownership of our common units. Furthermore, it is probable that they will be deemed to conduct such activities through a permanent establishment in the United States within the meaning of any applicable tax treaty. Consequently, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, distributions to Non-U.S. Unitholders are subject to withholding at the highest applicable effective tax rate. Each Non-U.S. Unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes.

In addition, because a Non-U.S. Unitholder classified as a corporation will be treated as engaged in a United States trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain as adjusted for changes in the foreign corporation’s “U.S. net equity” to the extent reflected in the corporation’s earnings and profits. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A Non-U.S. Unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the Non-U.S. Unitholder. Under a ruling published by the IRS interpreting the scope of “effectively connected income,” gain recognized by a Non-U.S. Unitholder from the sale of its interest in a partnership that is engaged in a trade or business in the United States will be considered to be “effectively connected” with a U.S. trade or business. Thus, part or all of a non-U.S. unitholder’s gain from the sale or other disposition of units may be treated as effectively connected with a unitholder’s indirect U.S. trade or business constituted by its investment in us. Moreover, under the Foreign Investment in Real Property Tax Act, a non-U.S. unitholder will be subject to federal income tax upon the sale or disposition of a unit if (i) it owned (directly or indirectly constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of our real property interests and other assets used or held for use in a trade or business consisted of U.S. real property interests (which include U.S. real estate, including land, improvements, and associated personal property, and interests in certain entities holding U.S. real estate) at any time during the shorter of the period during which such unitholder held the units or the 5-year period ending on the date of disposition. More than 50% of our assets may consist of U.S. real property interests. Therefore, Non-U.S. Unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to all of the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

The IRS may audit our federal income tax information returns. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully challenge the positions we adopt, and such a challenge could adversely affect the value of the units. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability and may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments unrelated to our returns.

Publicly-traded partnerships are for most purposes treated as entities separate from their owners for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings of the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes, and our partnership agreement designates our general partner.

The Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review may go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement on IRS Form 8082 identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2) a statement regarding whether the beneficial owner is:

(a) a non-U.S. person;

(b) a non-U.S. government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing; or

(c) a tax-exempt entity;

(3) the amount and description of units held, acquired or transferred for the beneficial owner; and

(4) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

Certain penalties may be imposed as a result of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion. We do not anticipate that any accuracy-related penalties will be assessed against us.

State, Local and Other Tax Considerations

In addition to federal income taxes, unitholders may be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property now or in the future or in which the unitholder is a resident. We currently conduct business or own property in Indiana, Kentucky, Ohio and West Virginia. Moreover, we may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on its investment in us.

While you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and pay income taxes in many of the jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. Some jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, does not relieve a nonresident unitholder from the obligation to file an income tax return.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of its investment in us. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local, alternative minimum tax or non-U.S. tax consequences of an investment in us. We strongly recommend that each prospective unitholder consult, and depend on, its own tax counsel or other advisor with regard to those matters. It is the responsibility of each unitholder to file all tax returns that may be required of it.

INVESTMENT IN THE PARTNERSHIP BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material U.S. Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors.”

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(1) the equity interests acquired by employee benefit plans are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

(2) the entity is an “operating company”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(3) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above.

Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

SELLING UNITHOLDER

This prospectus covers the offering for resale from time to time, in one or more offerings, of up to 17,919,394 common units, including (i) 15,709,697 common units that may be issued upon conversion of 15,709,697 subordinated units owned by the selling unitholder identified in the table below. As of February 25, 2014, the selling unitholder owned 2,209,697 common units, 15,709,697 subordinated units, and all of the ownership interests in our general partner, which owns our incentive distribution rights, all of which were issued in connection with our IPO.

The selling unitholder may sell all, some or none of the common units covered by this prospectus. Please read “Plan of Distribution.” We will bear all costs, fees and expenses incurred in connection with the registration of the units offered by this prospectus, other than brokerage commissions and similar selling expenses, if any, attributable to the sale of common units, which will be borne by the selling unitholder. The selling unitholder is neither a broker-dealer registered under Section 15 of the Exchange Act, nor an affiliate of a broker-dealer registered under Section 15 of the Exchange Act.

The following table sets forth information relating to the selling unitholder as of February 25, 2014, based on information supplied to us by the selling unitholder on or prior to that date. We have not sought to verify such information. Information concerning the selling unitholder may change over time, including by addition of additional selling unitholders and, if necessary, we will supplement this prospectus accordingly. The selling unitholder may hold or acquire at any time common units or subordinated units in addition to those offered by this prospectus and may have acquired additional common units since the date on which the information reflected herein was provided to us. Additionally, the selling unitholder may have sold, transferred or otherwise disposed of some or all of the units listed below in exempt or non-exempt transactions since the date on which the information was provided to us and may in the future sell, transfer or otherwise dispose of some or all of its common units in private placement transactions exempt from, or not subject to, the registration requirements of the Securities Act. Assuming the sale of all of the common units registered hereby on behalf of the selling unitholder, including the common units issuable upon conversion of subordinated units, the selling unitholder will hold no common units upon completion of this offering.

Name of Selling Unitholder	Common Units Owned Prior to Offering		Common Units Being Offered
Sun Coal & Coke LLC(1)	17,919,394	(2)	17,919,394	(2)

(1)	Selling unitholder’s address is: 1011 Warrenville Road, Suite 600, Lisle, IL 60532. There are no options, warrants or other rights or obligations outstanding that are currently exercisable, or exercisable within 60 days, into common units.
(2)	Includes 15,709,697 common units that may be issued upon conversion of 15,709,697 subordinated units representing limited partner interests in SunCoke Energy Partners, L.P. Please see “Our Cash Distribution Policy—Subordination Period.”

Each time the selling unitholder sells any common units offered by this prospectus, the selling unitholder is required to provide you with this prospectus and the related prospectus supplement containing specific information about such selling unitholder and the terms of the common units being offered in the manner required by the Securities Act. The prospectus supplement will set forth the following information with respect to the selling unitholder:

•	the name of the selling unitholder;

•	the nature of any position, office or other material relationship that the selling unitholder has had within the last three years with us, our predecessors or any of our affiliates;

•	the number of common units owned by the selling unitholder prior to the offering;

•	the amount of common units to be offered for the selling unitholder’s account; and

•	the amount and (if one percent or more) the percentage of common units to be beneficially owned by the selling unitholder after the completion of the offering.

No offer or sale may occur unless the registration statement that includes this prospectus has been declared effective by the SEC and remains effective at the time the selling unitholder offers or sells common units. We are required, under certain circumstances, to update, supplement or amend this prospectus to reflect material developments in our business, financial position and results of operations and may do so by an amendment to this prospectus, a prospectus supplement or a future filing with the SEC incorporated by reference in this prospectus.

The selling unitholder, which is an affiliate of the Partnership, is an “underwriter” within the meaning of the Securities Act, and, as a result, may be deemed to be offering securities, indirectly, on our behalf.

PLAN OF DISTRIBUTION

We and the selling unitholder may sell the securities being offered hereby directly to purchasers, through agents, through underwriters, brokers or dealers, through a combination of any of these methods of sale, or through any other method permitted by applicable law.

We, the selling unitholder, or agents designated by us or the selling unitholder, may directly solicit, from time to time, offers to purchase the securities. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act of 1933, as amended. We will name the agents involved in the offer or sale of the securities and describe any commissions payable by us or the selling unitholder, as the case may be, to these agents in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, these agents will be acting on a best efforts basis for the period of their appointment. The agents may be entitled under agreements they may enter into with us or the selling unitholder to indemnification by us or the selling unitholder, as applicable, against specified civil liabilities, including liabilities under the Securities Act of 1933, as amended. The agents may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

Sales through Underwriters or Dealers

If we or the selling unitholder use any underwriters in the sale of the securities in respect of which this prospectus is delivered, we and, if applicable, the selling unitholder, will enter into an underwriting agreement with those underwriters at the time of sale to them. We will set forth the names of the underwriters and the terms of the transaction in a prospectus supplement, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. We and, if applicable, the selling unitholder, may indemnify the underwriters under the underwriting agreement against specified liabilities, including liabilities under the Securities Act of 1933, as amended. The underwriters may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

If we or the selling unitholder use a dealer in the sale of the securities in respect of which this prospectus is delivered, we or the selling unitholder, as applicable, will sell those securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. We and, if applicable, the selling unitholder may indemnify the dealers against specified liabilities, including liabilities under the Securities Act of 1933, as amended. The dealers may also be our customers or may engage in transactions with, or perform services for us in the ordinary course of business.

In connection with offerings of securities under the registration statement of which this prospectus forms a part and in compliance with applicable law, underwriters, brokers or dealers may engage in transactions that stabilize or maintain the market price of the securities at levels above those that might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers may over-allot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters, brokers or dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution of the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

At-the-Market Offerings

Underwriters or agents could makes sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market” offering as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, which includes sales made directly on or through the New York Stock Exchange, the existing trading market for our common units, or sales made to or through a market maker other than on an exchange.

To the extent that we or the selling unitholder make sales through one or more underwriters or agents in “at-the-market” offerings, we or the selling unitholder, as applicable, will do so pursuant to the terms of a sales agency financing agreement or other “at-the-market” offering arrangement with such underwriters or agents. If we engage in at-the-market sales pursuant to any such agreement, we or the selling unitholder will issue and sell common units through one or more underwriters or agents, which may act on an agency basis or on a principal basis. During the term of any such agreement, we or the selling unitholder, as applicable, may sell common units on a daily basis in exchange transactions or otherwise as we agree with the underwriters or agents. The agreement will provide that any common units sold will be sold at prices related to the then prevailing market prices for such securities. Therefore, exact figures regarding proceeds that will be raised or commissions to be paid cannot be determined at this time. Pursuant to the terms of the agreement, we or the selling unitholder, as applicable, also may agree to sell, and the relevant underwriters or agents may agree to solicit offers to purchase, blocks of common units. The terms of each such agreement will be set forth in more detail in the applicable prospectus supplement and any related free writing prospectus. In the event that any underwriter or agent acts as principal, or any broker-dealer acts as underwriter, it may engage in certain transactions that stabilize, maintain, or otherwise affect the price of common units. Any such activities will be described in the prospectus supplement or any related free writing prospectus relating to the transaction.

Direct Sales

We or the selling unitholder also may sell common units directly. In this case, no underwriters or agents would be involved. We or the selling unitholder may use electronic media, including the Internet, to sell offered securities directly. Offers to purchase securities may be solicited directly by us or the selling unitholder and the sale thereof by us or the selling unitholder, as applicable, directly to institutional investors or other, who may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended, with respect to the resale thereof. The terms of any such sales will be described in the prospectus supplement relating thereto.

Sales Pursuant to Exemption from Registration

In addition, we or the selling unitholder may from time to time sell securities in compliance with Rule 144 under the Securities Act of 1933, as amended, if available, or pursuant to other available exemptions from the registration requirements under the Securities Act of 1933, as amended, rather than pursuant to this prospectus. In such event, we and the selling unitholder, if applicable, may be required by the securities laws of certain states to offer and sell the common units only through registered or licensed brokers or dealers.

Delayed Delivery Contracts

If the selling unitholder so indicates in the prospectus supplement, the selling unitholder may authorize agents, underwriters or dealers to solicit offers from selected types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

Security Interest

From time to time, the selling unitholder may pledge or grant a security interest in some or all of the securities in respect of which this prospectus is delivered. If the selling unitholder defaults in performance of its secured obligations, the pledged or secured parties may offer and sell the securities from time to time by this prospectus. The selling unitholder also may transfer the securities in other circumstances. The number of securities beneficially owned by the selling unitholder will decrease as and when it transfers its securities or defaults in performing obligations secured by the securities. The plan of distribution for the securities offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, distributees, pledgees, affiliates, other secured parties or other successors in interest will be selling unitholders for purposes of this prospectus.

General Information

The selling unitholder may act independently of us in making decisions with respect to the timing, manner and size of each of their sales.

The selling unitholder may have agreements with firms, agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the firms, agents, dealers or underwriters may be required to make. Such firms, agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us and/or the selling unitholder in the ordinary course of their businesses.

We have informed the selling unitholder that during such time as it may be engaged in a distribution of the common units covered by this prospectus it is required to comply with Regulation M under the Exchange Act. With exceptions, Regulation M prohibits the selling unitholder, any affiliated purchasers and other persons who participate in such a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete.

We have also informed the selling unitholder that it is legally required to deliver copies of this prospectus in connection with any sale of securities made under this prospectus in accordance with applicable prospectus delivery requirements.

Because the Financial Industry Regulatory Authority, Inc., or FINRA, views our common units as interests in a direct participation program, any offering of common units under the registration statement of which this prospectus forms a part will be made in compliance with Rule 2310 of the FINRA Conduct Rules.

In compliance with FINRA guidelines, the maximum consideration or discount to be received by any FINRA member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a particular plan of distribution. The place and time of delivery for the securities in respect of which this prospectus is delivered will be set forth in the accompanying prospectus supplement.

LEGAL MATTERS

The validity of the securities offered by this prospectus and the legal matters described under “Material U.S. Federal Income Tax Considerations” will be passed upon for us by Vinson & Elkins, L.L.P., New York, New York. If certain legal matters in connection with an offering of the securities made by this prospectus and a related prospectus supplement are passed on by counsel for the selling unitholder or underwriters of such offering, that counsel will be named in the applicable prospectus supplement related to that offering.

EXPERTS

The combined and consolidated financial statements of SunCoke Energy Partners, L.P. and SunCoke Energy Partners Predecessor at December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, incorporated in this Prospectus and Registration Statement by reference from the Partnership’s Annual Report on Form 10-K have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, which is incorporated herein by reference and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

SunCoke Energy Partners, L.P.

2,800,000 Common Units

Representing Limited Partner Interests

Prospectus Supplement

April 23, 2014

Barclays

BofA Merrill Lynch

Citigroup

Wells Fargo Securities

Goldman, Sachs & Co.

J.P. Morgan

RBC Capital Markets